5/12

06014982

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Roche Bay plc

*CURRENT ADDRESS Montagu Pavilion
8-10 Queensway
Gibraltar

**FORMER NAME

PROCESSED
JUL 12 2006
THOMSON
FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34988 FISCAL YEAR 3/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 7/11/06

RocheBay PLC

82-34988

ARIS
3-31-05

Roche Bay plc

2005 Annual Report

About Roche Bay

Roche Bay plc owns the world's largest known undeveloped magnetite (iron ore) resource, located at Roche Bay on the Melville Peninsula, Nunavut, Canada. In two families of deposits, referred to as the East and West Deposits, Roche Bay has over 4 billion tonnes of resource and over 460 million tonnes (Mt) of drilled resource. The East Deposits, which Roche Bay will develop first, have an average core grade of 27%.

The Roche Bay magnetite deposits are 5.31 km from a dock site that can accept ships of up to 225,000 DWT. That dock site is roughly 2800 nautical miles from Rotterdam. The deposits' proximity to tidewater will enable Roche Bay to mine, process and move raw ore from the Roche Bay deposits to the dock for under $15/tonne. Furthermore, Roche Bay's proximity to the European market will limit its exposure to ocean freight prices. The only ore producer closer to the European market is LKAB.

Roche Bay plc is a majority-owned, publicly-traded subsidiary of Borealis Exploration Limited.

Contents

Management's Letter to Members

6 June 2005

Fellow Members:

Fiscal 2005 was an interesting and productive year for the Roche Bay team. We did significant work to further the business prospects for Roche Bay plc. We spent the year on a lean budget but we managed to do a significant amount of planning work and meet with several important industry businesses.

Our primary focus was to get to know the Chinese market and to begin to analyze the business case for supplying it. We did some excellent work in this regard, and we still have significant work to do.

From the perspective of China, we firmed up our shipping case study to show that we can ship 6-8 million tonnes per year of ore at rates competitive to those of CVRD in Brazil. This opens the door to working on China as a primary market for our ore.

We made four trips to China, and spent a significant amount of time planning how to realistically do business there in such a way as to make sense from a long-term economic perspective. To that end, we now have an office in China that is executing a targeted marketing plan intended to develop support for our project.

The market is very strong for iron ore, with the price of fines going up 71.5% last year. We do not expect this rate of price increase to be sustained, but we expect a long-term strong iron ore market. The strong iron ore market is a major shift for the Roche Bay project economics.

At current market prices, the projections for Roche Bay show the property is significantly more bankable and more profitable for development than previous projections. We are debating our policy on whether we are best suited for doing exploration and testing work on the ground. We may do a small season on the ground to extract some core for process work if the cost-benefit analysis of this work is favorable.

On the business development front, we are finishing up the translation of our web site to Chinese and we are starting to give informational meetings in Chinese to educate the relevant companies about the project. Our target goal is to get 3-4 key Chinese customer relationships to help move the project forward.

Trying to get the project into development in such a way that we can retain a strong economic interest is more difficult than getting the project developed. Our goal in the longer term is to end up with either a sustainable project based on customer financing or a carried joint venture (JV) interest that could take the form of a gross overriding royalty (GOR). We have no debt and in the current marketplace the project is significantly increasing in value every year. We hope to complete a real economic development plan on this project in 2006-2007.

We thank our shareholders for their tremendous support, and we promise to work diligently to make 2006 the year that the Roche Bay Magnetite Project goes from paper to pavement.

Sincerely,

Roche Bay plc

Rodney T Cox
Chairman

Benjamin J. Cox
President and CEO

Progress Report

The past three years have been an active and eventful period for Roche Bay plc. We have been working intensively on the underlying analyses necessary to bring our very large Roche Bay ore deposits closer to actual development and eventual production. The greatest change, however, has been in the global market for iron ore. After decades of being in oversupply, iron ore has rapidly become a commodity with a seriously tight market and rapidly-growing demand from developing economies, especially China.

As a result of this sudden — and, we believe, long-lasting — increase in demand, the price of iron ore has begun rising rapidly, by 71.5% this calendar year. India, which for years has been a net exporter of iron ore, is likely to become a net importer in the next 10 years. China's imports of iron ore continue to grow significantly, and are expected to continue to rise. If China's consumption of iron ore follows the pattern set earlier by Japan and South Korea as those countries industrialized, China's per-capita consumption will double or triple over the next decade.

As both global demand and prices continues to increase, the viability of the Roche Bay project and the value of our ore also increase. As we get this project moving, our primary objective has been to reduce those risk factors in bringing the Roche Bay Project to production that we have the capability to reduce. From marketing to shipping to ice flows to mechanical equipment, we now feel that we have an excellent understanding of many of the areas of risk inherent in such a tremendous undertaking. And we have done all of this so far without large capital expenditures or dilution of our shareholders.

One of the biggest concerns has been shipping, which has been a major risk factor for Roche Bay since the deposits were discovered forty years ago. Since Roche Bay is located above the Arctic Circle, it was believed that ore could be shipped from Roche Bay for only a few weeks per year, which meant that large stockpiles would need to be maintained and shipping bottlenecks might make the entire project uneconomical.

Through extensive studies over the past three years, we have confirmed that Roche Bay will have a shipping season of at least 180 days a year using ice-strengthened ships that are already plying the seas in sufficient numbers to move our tonnage. We actually have 360-day shipping if ice-classed vessels are used. This good news means that a Roche Bay mine can operate virtually year-round, no large stockpiles will be required, and ore can be shipped for most of the year.

This extensive shipping season is a major plus for Roche Bay. It means that our ore, some deposits of which are located virtually adjacent to a deep-water harbor, is closer to markets in Europe than ore from Brazil, which now provides most of Europe's imported ore. Our extensive shipping studies and data are on our Website at www.rochebay.gi.

Over the last four years we have made significant progress in advancing the development of this project. We have identified areas of risk and been able to successfully manage them within our business model. We looked at the costs of land transportation, shipping, and ice and arctic weather conditions. We learned about the market for ore and where it is. We also got very lucky in both the oligopoly that has formed in the industry, and the fact that growth in China has resulted in a significant increase in worldwide demand. In the past three years we have talked to hundreds of people about this project and we have made significant progress in regards to customer relations, Northern and government relations, and other such contacts.

The option four years ago had been to go out and raise enough money to first solve the technical risk. This would have resulted in at least 80% dilution of your Company to get the property properly drilled and proven up, and we might still have been knocked out on market or logistics risks (as we didn't know anything about these risks at the time). The decision was made to reduce known risks before we went down the drilling path, and hopefully get to the point where we can now do development work with less dilution. At each point of decision, we must make an accurate assessment of where we stand on the risk-reward equilibrium before deciding whether and how to move forward.

Ideally, we will find a willing and experienced partner, and we will hand the whole or part of the property over to the partner company in a joint venture-style relationship, where they invest the money and earn some equity. The goal is to get to a carried position, convertible in the long term to a working position or a royalty position. The continued increase in the price of iron ore sure makes getting Roche Bay developed on terms that would provide an acceptable rate of return for our shareholders over the longer term.

We believe that Roche Bay will continue to move forward, and that a highly-profitable mine at Roche Bay is going to happen. It is just a question of when, and the very strong market sure helps. Our China Office will help in educating the world's largest customer in what we have on offer in terms of iron ore. We continue to work hard to bring one of the premier worldwide iron ore resources to production, and exciting times are to follow.

Management's Discussion and Analysis of Financial Results

Our retained loss for the year was $64,800, compared to $243,000 for 2004. Our retained loss carried forward is $742,620 compared to last year's $677,820.

Our shareholder funds are $4,692,590 compared to $4,453,657 in 2004.

Basically all expenses are paid by our parent company. We do not write everything off as the values of the mining leases are increasing, our advisors tell us, at a greater rate than the cost of the leases.

We do expect to be paying substantial fees for the arranging of the placing of the property into production.

These properties have been known and controlled by Roche Bay plc and its predecessor companies for over 40 years.

We are fairly confident in our ability to raise any money needed for any work we plan and for any expenses to further the development of Roche Bay.,

Forward Looking Statement

The discussion of the Company's business and operations in this report includes in several instances forward-looking statements, which are based upon management's good faith assumptions relating to the financial, market, operating and other relevant environments that will exist and affect the Company's business and operations in the future. All technical, scientific, and commercial statements regarding technologies and their impacts are based on the educated judgment of the Company's technical and scientific staff. No assurance can be made that the assumptions upon which management based its forward-looking statements will prove to be correct, or that the Company's business and operations will not be affected in any substantial manner by other factors not currently foreseeable by management or beyond the Company's control.

All forward-looking statements involve risks and uncertainty. The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that might be made to reflect the events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events; including those described in this report, and such statements shall be deemed in the future to be modified in their entirety by the Company's public pronouncements, including those contained in all future reports and other documents filed by the Company with the relevant Securities Commissions.

Directors' Report

The directors submit their report and the audited financial statements for the year ended 31 March 2005.

Corporate Profile

The Company was incorporated in Gibraltar on 11 February 1997. The Company's shares are publicly traded in the United States over-the-counter (OTC) market as RCHBF and quoted on the Pink Sheets at www.pinksheets.com. The last reported trade was at $6.75 per share, with the yearly high at $7.10 per share, and the low at $2.25 per share.

Activities

The Company holds 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada, which contain one of the world's largest undeveloped resources of magnetite (Fe3O4). Significant work is currently underway in an attempt to bring these properties into production.

Results and Review of Business

The results for the year are shown in the Profit and Loss Account on page 9.

Borealis Exploration Limited ("Borealis"), the ultimate parent company, transferred in 1997 certain mineral rights to the Company pursuant to the terms of a Mining Rights Transfer Agreement. In exchange for acquiring these rights, the Company issued 5,200,000 shares valued at $52,000 to a subsidiary of Borealis, assumed various existing encumbrances on the mineral properties, and assumed a contingent obligation valued at $1,874,675.

The Company intends to retain its interest in the 21-year renewable Government of Canada Mineral Leases covering 10,973 acres at Roche Bay. These financial statements have been prepared in accordance with Gibraltar GAAP (generally accepted accounting principles), with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. As of 31 March 2005, the Company had net assets of $4,692,590 (2004 - $4,453,657) and to date has relied on the support of Borealis, which is also in the development stage. The Company's only assets are the investment in the Mineral Leases. The dependence on Borealis raises doubt about the ability of the Company to continue as a going concern. The continued operation of the Company is dependent on its ability to receive continued financial support from shareholders, or to complete sufficient equity financing or generate profitable operations in the future. However, there can be no assurance that the Company's efforts to generate profitable operations will be successful. The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

Roche Bay Magnetite Project

The Company holds 100% interest in seven 21-year renewable Government of Canada Mineral Leases on 10,973 acres located near Roche Bay, on Melville Peninsula, in the Baffin Mining District of Nunavut, Canada. These leases require annual lease payments (at current exchange rates) of $9,024 per year for those leases expiring in 2019, and $9,118 per year for those leases expiring in 2021. All leases are renewable, and are expected to be renewed.

The Company anticipates that significant expenditures will be incurred on the development at Roche Bay, as work progresses toward putting the Roche Bay mineral resource into production. Finance will be provided by the sale of shares of the Company already held by the parent company and/or the issue of further shares of the Company.

By agreement dated 1 March 1979, the previous leaseholder granted a royalty interest to a third party based on 5% of the crown royalty interest on the 10,973 acres of mining leases currently held. On 6 March 1979, the previous leaseholder granted royalties to third parties based on 18.75% of the crown royalty. The Company is bound by these commitments.

Dividends

There were no dividends declared during the year.

Directors and their Interests

The directors who served during the year were as stated below.

The interests of the directors in the shares of the Company in the year were as follows.

	Shares held at 31 March 2005	Shares held at 31 March 2004
Rodney T. Cox	10,000	10,000
Wayne S. Marshall	28,417	28,417
Iris Oren Cox	7,827	600
Benjamin J. Cox	2,000	2,000
Joseph J. Cox	4,000	4,000
Peter Vanderwicken	4,826	2,433
John W. Abernethy	7,500	2,000
Pelagie Sharp	100	100

Share Options

As of 31 March 2005, there were no share options outstanding.

Directors' Responsibilities

The directors are responsible for preparing financial statements for each financial year which give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss for that year and which comply with the Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999. In preparing the financial statements, appropriate accounting policies have been used and applied consistently, reasonable and prudent judgements and estimates have been made, and applicable accounting standards have been followed. The directors are responsible for maintaining adequate accounting records, for safeguarding the assets of the Company, and for preventing and detecting fraud and other irregularities.

Auditor

A resolution to reappoint Moore Stephens will be proposed at the Annual General Meeting.

By order of the Board on 3 June 2005.

Benjamin J. Cox
Director

Rodney T. Cox
Director

Report of the Auditors

To the members of Roche Bay Public Limited Company

We have audited the financial statements on pages 9 to 13, which have been prepared under the historical cost convention and the accounting policies set out on page 11.

This report is made solely to the Company's members as a body, in accordance with the Companies Ordinance 1930. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the report of the Directors, the Company's Directors and management are responsible for the preparation of financial statements. It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board in the United Kingdom. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

In forming our opinion, we have considered the disclosures made in Note 1 of the financial statements in connection with the application of the going concern basis and the uncertainty with regards to securing continued financial support. In view of the significance of these matters we consider they should be drawn to your attention but our opinion is not qualified in these respects.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company as at 31 March 2005, and of the loss for the year then ended in accordance with Gibraltar Accounting Standards and have been properly prepared in accordance with Gibraltar Companies Ordinance 1930 and the Gibraltar Companies (Accounts) Ordinance 1999.

Moore Stephens

Gibraltar
3 June 2005

Moore Stephens
CHARTERED ACCOUNTANTS

Financial Statements and Notes

Profit and Loss Account

for the year ended 31 March 2005

	Notes	2005 $	2004 $
Expenditure			
Administrative fees	6	64,800	243,000
Retained loss for the year		(64,800)	(243,000)
Retained losses brought forward		(677,820)	(434,820)
Retained losses carried forward		$ (742,620)	$ (677,820)

The Company has had no discontinued activities during the year, accordingly, the above result for the Company relates solely to continuing activities.

No statement of recognised gains and losses has been produced as the only recognised gains and losses occurring in the year are those disclosed in the Profit and Loss Account.

The notes on pages 11 to 13 form part of these Financial Statements.

Balance Sheet
as at 31 March 2005

	Notes	2005 $	2004 $
Investments – Mining Properties	2	4,757,270	4,739,658
Creditors: amounts falling due after more than one year	3	64,680	286,001
Total Net Assets		$ 4,692,590	$ 4,453,657
Capital and Reserves			
Called up Share Capital	4,5	61,016	58,535
Share Premium Account	4,5	5,374,194	5,072,942
Profit and Loss Account	5	(742,620)	(677,820)
Total Shareholders' Funds		$ 4,692,590	$ 4,453,657

Signed on behalf of the Board of Directors on 3 June 2005.

Benjamin J. Cox
Director

Rodney T. Cox
Director

The notes on pages 11 to 13 form part of these Financial Statements.

Notes to the Financial Statements
for the year ended 31 March 2005

1. PRINCIPAL ACCOUNTING POLICIES

The financial statements have been prepared in accordance with Gibraltar Accounting Standards and the Gibraltar Companies Ordinance 1930 and the Gibraltar (Companies Accounts) Ordinance 1999 (together, 'Gibraltar GAAP').

a. Basis of accounting
The financial statements are prepared in accordance with the historical cost convention.

b. Reporting currency
The Company's financial statements are presented in US dollars, which is the functional currency for operations.

c. Foreign currency translation
Transactions in foreign currency are recorded at the rate at the date of the transaction. Any monetary assets or liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.

d. Going Concern
These financial statements have been prepared under the going concern concept, which assumes that the Company will continue in operational existence for the foreseeable future having adequate funds to meet its obligations as they fall due. Further information is set out in the Directors' Report on pages 6 to 7.

e. Cash Flow Statements
The Company meets the size criteria for a small company set by the Companies Act 1985, and therefore, in accordance with FRS1: Cash Flow Statements, it has not prepared a cash flow statement.

f. Taxation
The Company has been granted exempt status under the Gibraltar Companies (Taxation and Concessions) Ordinance. Providing the Company continues to satisfy the criteria for such status, including the payment of an annual government charge of £225 it will not be subject to Gibraltar Corporation Tax until 2010, the date at which the status of all Gibraltar exempt companies will be subject to new legislation.

g. Mining properties
These are stated at cost, less any provision for diminution in value that may, in the opinion of the directors, have taken place. Under Gibraltar GAAP these costs include developing and maintaining the property. The policy on amortisation is that this will be charged on a straight-line basis over the period over which commercial mining operations are expect to continue. At present no amortisation is being charged until exploitation begins.

Notes to the Financial Statements
for the year ended 31 March 2005 (Continued)

2. INVESTMENT – MINING PROPERTIES

	2005 $	2004 $
Mining Properties	$ 4,757,270	$ 4,739,658

The investment in the Mining Properties, located at Roche Bay is related to leases granted by the Government of Canada for the exploitation of these sites with regard to their mineral reserves. To date, costs for the maintenance of these leases, along with costs in preliminary studies of the properties have been capitalised. The directors are confident that a mineral resource has been established in the properties and it is their intention to commence production in the near future.

3. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2005 $	2004 $
Loan from parent company	$ 64,680	$ 286,001

Amounts due to the Company's parent company are non-interest bearing, unsecured, and with no fixed terms of repayment.

4. CALLED UP SHARE CAPITAL

	2005 $	2004 $
Authorised share capital 10,000,000 ordinary shares @ $0.01 each	$ 100,000	$ 100,000

	Number of Shares	Share Capital $	Share Premium Account $	Total $
At 31 March 2002	5,850,817	58,508	5,053,883	5,112,391
Shares issued during the year	2,680	27	19,059	19,086
At 31 March 2003	5,853,497	58,535	5,072,942	5,131,477
Shares issued at par	200,000	2,000	–	2,000
Shares issued at premium	48,113	481	301,252	301,733
At 31 March 2005	6,101,610	$ 61,016	$ 5,374,194	$ 5,435,210

The 200,000 shares issued at par were issued to Borealis Technical Limited on the understanding that all proceeds from the sale of these shares are for the benefit of the Company, and that proceeds will be remitted to the Company or held for the benefit of the Company, or may be loaned to parent company.

Notes to the Financial Statements
for the year ended 31 March 2005 (Continued)

5. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS FUNDS

	Share Capital $	Share Premium Account $	Profit & Loss Account $	Total $
At 31 March 2003	58,508	5,053,883	(434,820)	4,677,571
Shares issued during the year	27	19,059	–	19,086
Loss for the year	–	–	(243,000)	(243,000)
At 31 March 2004	58,535	5,072,942	(677,820)	4,453,657
Shares issued during the year	2,481	301,252	–	303,733
Loss for the year	–	–	(64,800)	(64,800)
At 31 March 2005	$ 61,016	$ 5,374,194	$ (742,620)	$ 4,692,590

6. RELATED PARTY TRANSACTIONS

In addition to related party transactions disclosed elsewhere in these financial statements, during the year ended 31 March 2005, the Company was charged $ 64,800 (2004 - $243,000) in fees for administrative services provided by the ultimate parent company.

7. CONTINGENT LIABILITIES

Royalty payment

In 1993, Borealis renegotiated its loan with Mr. G. Gillet, which had been assigned to Boston Safe Deposit & Trust Company (Boston Safe). Under the agreement with Boston Safe, the loan was converted into 10,000 common shares of Borealis and a $ 1,874,675 royalty. The royalty, which is a contingent liability, is to be paid from 25% of the net proceeds from the lease, sale or other disposition, or production on or from its mineral properties. To date, $ 2,625 has been paid to Boston Safe. In 1995, Boston Safe assigned its interest to its nominee, Mitlock Limited Partnership.

The liability only becomes payable if the Company sells, disposes or commences production of the mineral properties. Consequently under Gibraltar GAAP this liability has been reported as a contingent liability.

As security for payment of the royalty, the group gave an assignment of all receivables derived from its mineral properties.

8. ULTIMATE PARENT COMPANY

The ultimate parent company is Borealis Exploration Limited, a company incorporated in Gibraltar whose registered office is at Montagu Pavilion, 8-10 Queensway, Gibraltar.

Roche Bay plc Officers and Directors

OFFICERS

Rodney T. Cox, Chairman of the Board
Benjamin J. Cox, President and Chief Executive Officer

Fidecs Management Limited, Secretary

DIRECTORS

Rodney T. Cox	(Appointed 2 June 1997)
Wayne S. Marshall	(Appointed 2 June 1997)
Iris Oren Cox	(Appointed 24 July 2001)
Benjamin J. Cox	(Appointed 1 August 2001)
Joseph J. Cox	(Appointed 1 August 2001)
Peter Vanderwicken	(Appointed 11 September 2001)
John W. Abernethy	(Appointed 27 March 2003)
Pelagie Sharp	(Appointed 27 March 2003)

Corporate Information

Corporate Headquarters

Montagu Pavilion
8-10 Queensway
Gibraltar
Tel: +350.59995 or +350.586.99000
Fax: + 44-(0)20-7504-3593

Public Relations

Chris Bourne
Tel: +44-(0)208-571-5216
pr@rochebay.gi

Auditors

Moore Stephens
Suite 5 Watergardens 4
Waterport
Gibraltar

Stock Trading Information

Quoted in the United States over-the-counter market on Pink Sheets, at www.pinksheets.com
Symbol: **RCHBF**
CUSIP # X73580 10 6

Registrar and Transfer Agent

OTR, Inc.
Securities Transfer Agent & Registrar
1000 SW Broadway, Suite 920
Portland, Oregon 97205-3061, USA
Tel: +1.503.225.0375
Fax: +1.503.273.9168

Incorporated

Gibraltar Company Number 60527
11 February 1997

Clinical Governance

Clinical Governance is a powerful, new and comprehensive mechanism for ensuring that high standards of clinical care are maintained throughout Apollo Hospitals and the quality of service is continuously improved.

I. **Apollo Clinical Excellence Model :**

As part of Apollo Hospitals Group Quality improvement program, Quality Indicators have been identified and tracked on four main criteria.

- Process Indicators
- Outcome Indicators
- Infection Indices
- Primary Statistics

II. **Quality indicators monitored as per Joint commission international recommendations :**

Data collection includes at least the following processes or outcomes:

- Patient Assessment
- Operative Procedures
- Laboratory Safety & Quality
- Radiology safety & Quality
- Medication Use
- Anesthesia
- Blood and Blood Components
- Medical Records Content, Availability and use
- Infection Control and Surveillance
- Clinical Research
- Procurement of Supplies
- Reporting as required by Law
- Utilization and Risk Management
- Satisfaction of Patients
- Staff Expectations and Satisfaction
- Patient and Staff Safety
- Financial Management
- Patient Demographics and Diagnosis

III. **Internal Core Performance Indicators :**

Specialitywise indicators have been additionally identified in more than 15 specialities for focused improvements. These indicators include both process oriented and outcome oriented

- Education and Training
- Clinical Audit
- Clinical Effectiveness
- Risk Management

Auditors' Report

to the members

1. We have audited the Attached Balance Sheet of APOLLO HOSPITALS ENTERPRISE LIMITED as at 31st March 2006, and the related Profit and Loss Account of the Company for the year ended on that date annexed thereto and the cash flow statement for the year ended on that date. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement(s). An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. We have also considered the independent audit observations of the divisional auditors for the Pharmacy & Projects Division, Hyderabad Division, Bilaspur Division and Mysore Division for forming an opinion on the accounts for the respective Divisions.

4. As required by the Companies (Auditor's Report) Order 2003, as amended by the Companies (Auditor's Report) (Amendment) Order 2004, issued by the Government of India, in terms of Section 227(4A) of the Companies Act, 1956, and on the basis of such checks as we considered appropriate and according to the information and explanations given to us, we set out in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

5. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on Cess unpaid or paid as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

6. Further to our comments in the Annexure referred to in paragraph 4 above, we report that:

   (i) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;

   (ii) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books;

   (iii) The Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

   (iv) In our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards specified by the Institute of Chartered Accountants of India, referred to in subsection (3C) of Section 211 of the Companies Act, 1956;

(v) On the basis of written representations received from the directors, as on March 31, 2006 and taken on record by the Board of Directors, we report that none of the directors is disqualified as on March 31, 2006 from being appointed as a director in terms of clause (g) of sub-section (1) of section 274 of the Companies Act, 1956, and

(vi) In our opinion and to the best of our information and according to the explanations given to us, the said financial statements together with the notes thereon and attached thereto, give the information required by the Companies Act, 1956, in the prescribed manner and also give a true and fair view in conformity with the accounting principles generally accepted in India:

(a) in the case of Balance Sheet, of the State of Affairs of the Company as on 31st March, 2006;

(b) in the case of the Profit and Loss Account, of the PROFIT of the Company for the year ended on that date; and

(c) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

Place : Chennai
Date : 12th June 2006

For **M/s. S. VISWANATHAN**
Chartered Accountants.

V.C. KRISHNAN
Partner.
Membership No.: 22167

Annexure

to the Auditors' Report

(i) (a) The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets.

(b) The company has a programme of physical verification of its fixed assets by which all fixed assets are verified in a phased manner over three years. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the company and the nature of its assets. As informed, no material discrepancies were observed by the management on such verification.

c) In our opinion, the Fixed Assets that have been sold /disposed off during the year do not constitute a substantial part of the total fixed assets of the Company. Hence, the going concern assumption has not been affected.

(ii) a) Stock of stores, spare parts, consumables, chemicals and medicines are being physically verified at reasonable intervals by the management.

b) In our opinion and according to the information and explanations given to us, the procedures of physical verification of stores, spare parts, consumables, chemicals & medicines followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business.

c) On the basis of our examination of the inventory records, in our opinion, the company is maintaining proper records of inventory. In our opinion and according to the information and explanations given to us, the discrepancies noticed between the physical stocks as verified and book records were not material, and the same have been properly dealt with in the books of account.

(iii) a) The Company has not granted any loans, secured or unsecured, to Companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

b) The Company has not taken any loans, secured or unsecured, from companies, firms or other parties covered in the register maintained under Section 301 of the Companies Act, 1956.

(iv) In our opinion and according to the information and explanations given to us, and having regard to the explanation that some of the items purchased are of a special nature and suitable alternative sources do not exist for obtaining comparable quotations, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business for the purchase of stores, medicines and fixed assets and for sale of goods and services. During the course of our audit, we have not observed any major weaknesses in the internal control system.

(v) a) In our opinion , the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section.

b) In our opinion the transactions in pursuance of such contracts or arrangements have been made at prices which are reasonable, having regard to the prevailing market prices.

(vi) In our opinion and according to the information and explanations given to us, the Company has complied with the directive issued by the Reserve Bank Of India and provisions of Section 58A, Section 58AA or any other provisions of the Companies Act 1956 and Companies (Acceptance of Deposits) Rules, 1975 with regard to the deposits accepted from the public including unclaimed deposits matured in earlier years that are outstanding during the year. To the best of our knowledge and according to the information and explanations given to us no order has been passed by the Company Law Board , National Company Law Tribunal or Reserve Bank of India or any Court or any other Tribunal.

(vii) The Company has firms of Chartered Accountants as Internal Auditors for its various divisions and pharmacies including a Private Limited Company. On the basis of the reports submitted by them to the management, in our opinion, the internal audit system is reasonable having regard to the size and nature of its business.

(viii) According to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 for any of the activities of the Company.

(ix) a) According to the information and explanations given to us, the Company is regular in depositing with appropriate authorities undisputed statutory dues including, Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income Tax, Sales Tax, Service Tax , Customs Duty, Cess, Wealth Tax and other statutory dues applicable to it. To the best of our knowledge and according to the information and explanations given to us, there are no arrears of outstanding statutory dues as at 31st March 2006 for a period of more than six months from the date they became payable. To the best of our knowledge and belief and according to the information and explanations given to us, excise duty is not applicable to this Company.

b) According to the information and explanations given to us, there are no dues disputed with respect to Cess, Wealth Tax and Service Tax. According to the information and explanations given to us, details of dues of Sales tax, Income tax and Customs duty which have not been deposited on account of any dispute are given below:

Particulars	**Financial years to which the matters pertain**	**Forum where dispute is pending.**	**Amount (Rs.)**
Sales tax	2003-04	Delhi Sales Tax Deputy Commissioner (Delhi) (Also refer Schedule'J' Clause (3)(f)((ii))	281,361
Customs duty	1996,1997	Before Assistant Collector of Customs, Chennai and Hyderabad. (Also refer Schedule'J' Clause (3)(d)	99,700,026
Income tax	Assessment Year 2003-04	Commissioner of Income Tax (Appeals)	98,780,902

To the best of our knowledge and belief and according to the information and explanations given to us , Excise duty is not applicable to this company.

(x) According to the information and explanations given to us, the company has no accumulated losses as at 31st March 2006. The company has also not incurred cash losses in such financial year and in the immediately preceding financial year.

(xi) According to the information and explanations given to us, the Company has not defaulted in repayment of any dues to financial institutions, banks and debenture holders.

(xii) According to the information and explanations given to us, the Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) According to the information and explanations given to us, the company is not a Chit Fund, Nidhi, Mutual Benefit Fund or Society and hence Clause (xiii) of the Companies (Auditor's Report) Order, 2003, as amended by the Companies (Auditor's Report) (Amendment) Order, 2004 is not applicable to the company.

(xiv) Based on our examination of the records and evaluation of the related internal controls, we are of the opinion that proper records have been maintained of the transactions and contracts relating to shares, securities and other investments dealt in by the company and timely entries have been made in the records. We also report that the company has held and dealt with shares, securities and other investments in its own name.

(xv) In our opinion and according to the information and explanations given to us, the Company has given guarantees for loans taken by subsidiaries from banks and financial institutions, the terms and conditions whereof are not prejudicial to the interest of the Company.

(xvi) In our opinion and according to the information and explanations given to us, the Company has availed term loans and were applied for the purpose for which the loans were obtained.

(xvii) In our opinion and according to the information and explanations given to us, the Company has not used any short term funds for long term investments.

(xviii) According to the information and explanations given to us, the company has made preferential allotment of 1,039,965 equity warrants convertible into as many equity shares at the option of the allottees, who are parties covered in the Register maintained under Section 301 of the Companies Act 1956. The price of Rs. 334.11, is the minimum price fixed according to the Preferential Issue Guidelines under the SEBI (Disclosure and Investor Protection) Guidelines 2000. Hence the price of Rs. 334.15, at which the warrants have been allotted is not prejudicial to the interest of the company. (Refer note 8 in schedule J Accounting Policies and Notes forming part of Accounts for the year ended 31st March, 2006).

(xix) According to the information and explanations given to us, the Company has created securities and created a charge for debentures issued.

(xx) The Company has issued and allotted 9,000,000 Global Depositary Receipts (GDRs), including a Green Shoe Option of 650,000 GDRs representing 9,000,000 underlying equity shares of INR 10/- each at a price of USD 7.80 per GDR (at a premium of INR 330/- per equity share) to the Depositary, the Bank of New York. As informed to us, the end use of money raised by the above issue has been disclosed in the Report of the Board of Directors to the shareholders for the year ended March 31,2006.

(xxi) According to the information and explanations given to us, by the Company, no fraud on or by the Company has been noticed or reported, during the year.

For M/s. **S. VISWANATHAN**
Chartered Accountants.

17, Bishop Wallers Avenue (West),
CIT Colony, Mylapore,
Chennai - 600 004.

Place : Chennai
Date : 12th June 2006

V.C. KRISHNAN
Partner.
Membership No.: 22167

FINANCIAL STATEMENTS

Balance Sheet

as at 31st March 2006

	Schedule	31.03.2006 Rs.	31.03.2006 Rs.	31.03.2005 Rs.	31.03.2005 Rs.
1. Sources of Funds					
(i) Shareholders' Funds					
(a) Share Capital	A	505,986,180		415,986,180	
(b) Reserves & Surplus	B	6,038,829,049	6,544,815,229	2,862,213,464	3,278,199,644
(ii) Loan Funds					
(a) Secured Loans	C	707,601,814		1,058,858,176	
(b) Unsecured Loans	D	120,112,000	827,713,814	308,687,000	1,367,545,176
(iii) Deferred Tax Liability			550,191,702		535,649,884
Total			7,922,720,745		5,181,394,704
2. Application of Funds					
(i) Fixed Assets	F				
(a) Gross Block		5,084,477,000		4,304,258,110	
(b) Less: Depreciation		1,682,523,145		1,427,712,198	
(c) Add: Capital Work in progress		128,525,742		41,034,904	
(d) Net Block			3,530,479,597		2,917,580,816
(ii) Investments	G		2,729,953,173		1,062,670,972
(iii) Current Assets, Loans & Advances	H				
(a) Current Assets					
(i) Inventories		457,180,349		371,247,722	
(ii) Sundry Debtors		890,363,906		835,144,733	
(iii) Cash and bank balances		364,394,283		219,098,299	
(b) Loans & Advances		1,835,560,490		994,131,322	
		3,547,499,028		2,419,622,076	
Less:					
(iv) Current Liabilities & Provisions	E				
(a) Current Liabilities		1,009,874,344		698,440,243	
(b) Provisions		893,076,142		553,386,010	
		1,902,950,486		1,251,826,253	
Net Current Assets			1,644,548,542		1,167,795,823
(v) Miscellaneous Expenditure (to the extent not written off or adjusted)	I		17,739,433		33,347,093
Total			7,922,720,745		5,181,394,704

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet

As per our report annexed

For M/s. S Viswanathan
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Profit & Loss Account
for the year ended 31st March 2006

	Schedule	31.03.2006 Rs.	31.03.2005 Rs.
Income			
(a) Income from Healthcare Services		7,078,211,856	5,926,522,906
(b) Other Income	I	112,330,647	29,590,603
		7,190,542,503	5,956,113,509
Expenditure			
(a) Operative Expenses	II	3,905,902,369	3,186,488,925
(b) Payments to and Provisions for Employees	III	984,154,487	788,083,881
(c) Administration and other Expenses	IV	927,346,119	762,755,024
(d) Accreditation Expenses		92,330,548	-
(e) Financial Expenses	V	117,503,211	155,945,479
(f) Preliminary & other Expenses Incl. Public Issue		2,175,000	2,679,000
(g) Deferred Revenue Expenditure		16,864,364	25,405,140
Total		6,046,276,098	4,921,357,449
Profit Before Depreciation & Tax		1,144,266,405	1,034,756,060
Less: Depreciation		261,333,802	226,432,765
Less: Provision for Loss on Investment		-	21,363,448
Less: Extraordinary Items		-	72,780,182
Profit Before Tax		882,932,603	714,179,665
Less: Fringe Benefit Tax		13,305,283	-
Less: Provision for Taxation		252,923,217	221,193,854
Less: Deferred Tax		14,541,818	1,151,273
Profit After Tax		602,162,285	491,834,538
Surplus in Profit & Loss Account brought forward		321,305,224	221,510,881
Amount available for Appropriations		923,467,509	713,345,419
Appropriations			
Dividend		227,693,781	166,394,472
Dividend Tax Payable		31,934,053	23,336,825
Expenses relating to earlier years		63,530,042	2,308,898
Transfer to Debenture Redemption Reserve		100,000,000	-
Transfer to General Reserve		65,000,000	200,000,000
Balance of Profit in Profit & Loss a/c		435,309,633	321,305,224
Total		923,467,509	713,345,419
Basic Earnings Per Share of face value of Rs. 10/- each		12.53	12.12
Diluted Earnings Per Share of face value of Rs. 10/- each		12.26	12.12

Schedules 'I' to 'V' and notes in Schedule 'J' form part of this Profit and Loss Account

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

	31.03.2006 Rs.	31.03.2006 Rs.	31.03.2005 Rs.	31.03.2005 Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
60,000,000 Equity Shares of Rs. 10/- each		600,000,000		600,000,000
1,000,000 Preference Shares of Rs. 100/- each		100,000,000		100,000,000
		700,000,000		**700,000,000**
Issued				
a) 50,865,127 equity shares of Rs. 10/- each		**508,651,270**		**418,651,270**
Subscribed and Paid up				
b) 50,598,618 equity shares of Rs. 10/- each *		**505,986,180**		**415,986,180**

*includes 9,000,000 underlying equity shares issued representing 9,000,000 Global Depositary Receipts (GDRs) during the year 2005-2006.

Includes 2,079,930 shares allotted on preferential basis during the year 2004-2005

Includes 918,298 shares allotted on conversion of first 2 years interest on debentures and 20% of the face value of debentures and 20,812,231 shares allotted to the shareholders of amalgamated companies for consideration other than cash.

	31.03.2006 Rs.	31.03.2006 Rs.	31.03.2005 Rs.	31.03.2005 Rs.
SCHEDULE (B)				
Reserves & Surplus				
A) Capital Reserve				
Profit on forfeited shares		414,120		414,120
B) Capital Redemption Reserve				
Balance as per last Balance Sheet		60,022,900		60,022,900
C) Share Premium				
Balance as per last Balance Sheet	1,770,782,550		1,279,919,070	
Add: Premium received from GDR issue	2,970,000,000		490,863,480	
Less: Expenses incurred for GDR issue	107,139,255		-	
		4,633,643,295		1,770,782,550
D) Money received on preferential issue of Equity Share Warrants #		34,750,431		-
E) General Reserve				
Balance as per last Balance Sheet	507,643,566		307,643,566	
Add: Transferred during the Year	65,000,000		200,000,000	
		572,643,566		507,643,566
C/f		**5,301,474,312**		**2,338,863,136**

Refer clause (8) in schedule J

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
B/f		5,301,474,312		2,338,863,136
F) Other Reserves				
i) Investment Allowance Reserve		7,626,657		7,626,657
ii) Foreign Exchange Fluctuation Reserve		186,595		186,595
iii) Debenture Redemption Reserve *		276,385,710		176,385,710
iv) Profit & Loss Account		435,309,633		321,305,224
v) Capital Reserve		17,846,142		17,846,142
Total		**6,038,829,049**		**2,862,213,464**

* Refer clause 15 in schedule J

SCHEDULE (C)

Secured Loans

A) Non-Convertible Debentures				
i) 10.80% Debentures		167,500,000		250,000,000
ii) 8.57% Debentures		134,000,000		200,000,000
iii) 7.27% Debentures		100,000,000		100,000,000
B) Loans and Advances from Banks				
i) Cash credit		19,431,919		29,421,479
ii) UTI BANK Limited		26,000,000		66,000,000
iii) UTI BANK Limited		22,500,000		52,500,000
iv) ECB (Bank of Bahrain & Kuwait)		96,316,000		122,584,000
v) Indian Bank	66,087,000		110,145,000	
vi) HDFC Bank Limited	75,000,000		125,000,000	
Add: Interest accrued and due	766,895		1,318,539	
		141,853,895		236,463,539
C) Other Loans & Advances				
Housing Development Finance Corporation		-		1,889,158
Total		**707,601,814**		**1,058,858,176**

Refer clause 4 & 5 in Schedule'J' for details & security

SCHEDULE (D)

Unsecured Loans

A) Fixed Deposits	120,112,000	208,687,000
B) Short Term Loans & Advances		
i) Other loans & advances		
a) Short term loans from SBI	-	100,000,000
Total	**120,112,000**	**308,687,000**

	Schedule	31.03.2006 Rs.	Rs.	31.03.2005 Rs.	Rs.
SCHEDULE (E)					
Current Liabilities & Provisions					
A) Current Liabilities					
i) Acceptances			124,482,546		74,969,908
ii) Sundry Creditors *					
a) For goods		383,239,243		263,214,063	
b) For expenses		113,411,635		51,124,994	
c) For capital goods		57,029,114		32,524,581	
d) For others		54,567,194	608,247,186	37,511,122	384,374,760
iii) Advances					
a) Inpatient deposits		54,368,474		46,071,604	
b) Rent		25,248,600		3,329,100	
c) Others		5,401,501	85,018,575	5,384,656	54,785,360
iv) Unclaimed Dividend			11,257,031		10,318,447
v) Unclaimed Deposits			11,846,641		12,538,641
vi) Other liabilities					
a) Tax Deducted at source		22,259,420		15,056,842	
b) Retention money on capital contracts		1,390,862		1,257,520	
c) Outstanding expenses		131,182,088	154,832,370	124,394,039	140,708,201
Interest accrued but not due			14,189,995		20,744,926
			1,009,874,344		698,440,243
B) Provisions					
i) For Taxation		635,164,462		373,644,017	
ii) For Dividend					
Equity shares		227,693,781		166,394,472	
iii) Bonus		23,663,838		8,593,914	
iv) Staff benefits		6,554,061	893,076,142	4,753,607	553,386,010
Total			1,902,950,486		1,251,826,253

* Refer clause 21 in schedule J

SCHEDULE (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK				DEPRECIATION BLOCK				NET BLOCK	
		As on 31.03.2005 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2006 Rs.	Upto 31.03.2005 Rs.	For the year (withdrawn) Rs.	For the year Deletions Rs.	Total as on 31.03.2006 Rs.	As on 31.03.2006 Rs.	As on 31.03.2005 Rs.
	Tangible Assets										
1	Land *	185,434,044	1,400,000	-	186,834,044	-	-	-	-	186,834,044	185,434,044
2	Buildings	624,674,671	154,005,861	-	778,680,532	123,153,645	15,532,113	-	138,685,758	639,994,774	501,521,026
3	Leasehold Building * *	178,410,994	30,467,883	-	208,878,877	28,303,421	6,393,391	-	34,696,812	174,182,065	150,107,573
4	Medical equipement & Surgical insturments	2,186,681,985	355,262,412	800,000	2,541,144,397	815,830,799	145,893,287	168,673	961,555,413	1,579,588,983	1,370,851,186
5	Electrical Installations & Generators	367,138,979	44,984,715	38,217	412,085,477	139,858,820	20,171,061	681	160.029.200	252,056,277	227,280,159
6	Airconditioning plant & airconditioners	123,864,109	21,168,975	137,205	144,895,879	47,991,653	6,218,823	101,642	54,108,834	90,787,045	75,872,456
7	Office equipment	225,114,404	42,608,738	606,945	267,116,197	105,531,123	26,409,162	396,945	131,543,340	135,572,857	119,583,281
8	Furniture & Fixtures	274,821,874	97,423,048	-	372,244,922	115,772,297	30,477,486	-	146,249,783	225,995,139	159,049,577
9	Fire fighting equipment	2,827,041	9,712,542	-	12,539,583	1,860,769	421,362	-	2,282,131	10,257,452	966,272
10	Boilers	1,470,798	117,667	-	1,588,465	807,943	42,039	-	849,982	738,483	662,855
11	Kitchen equipment	11,576,800	7,412,027	-	18,988,827	3,472,884	892,207	-	4,365,091	14,623,736	8,103,916
12	Refrigerators	9,622,391	4,176,071	39,885	13,758,577	2,207,548	553,138	23,639	2,737,047	11,021,530	7,414,843
13	Vehicles	80,513,040	21,494,075	3,250,158	98,756,957	33,444,358	7,833,307	860,288	40,417,377	58,339,580	47,068,682
14	Wind electric generator	31,820,980	5,479,014	10,450,000	26,849,994	9,476,938	496,375	4,970,986	5,002,327	21,847,667	22,344,042
15	Work-in-progress	41,034,904	128,000,912	40,510,074	128,525,742	-	-	-	-	128,525,742	41,034,904
	Intangible Assets										
1	Goodwill	286,000	-	286,000	-	-	-	-	-	-	286,000
2	Computer Software	-	114,273	-	114,273	-	51	-	51	114,222	-
	TOTAL	4,345,293,014	923,828,212	56,118,484	5,213,002,742	1,427,712,198	261,333,802	6,522,854	1,682,523,145	3,530,479,597	2,917,580,816
	Previous year	3,950,742,859	433,406,618	38,856,463	4,345,293,014	1,232,187,391	226,432,765	30,907,958	1,427,712,198	2,917,580,816	2,718,555,468

* Refer clause 1 (F) (b) in schedule J * * Refer clause 1 (D) (v) in schedule J

	Face Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.	31.03.2005 No. of Equity Shares/Units	31.03.2005 Value Rs.
SCHEDULE (G)					
Investments					
Trade Investments					
Long Term					
A) Quoted					
Associates					
1) Indraprastha Medical Corporation Limited Market Value as on 31.03.2006 Rs.35.85 Per share	10	13,132,457	139,978,413	13,132,457	139,978,412
2) The Lanka Hospitals Corporation Limited (Quoted in Colombo Stock Exchange) Market Value as on 31.03.2006 SLR.22.25 Per share *	10 (SLR)	51,069,000	295,232,166	48,015,000	267,298,432
B) Unquoted					
i) Subsidiaries					
1) Unique Home Health Care Limited	10	823,012	7,400,000	823,012	7,400,000
2) Apollo Hospitals International Limited	10	22,330,000	223,300,000	22,330,000	223,300,000
3) AB Medical Centres Limited	1,000	16,800	21,799,899	16,800	21,799,899
4) Samudra Healthcare Enterprises Limited	10	8,887,934	101,100,000	-	-
5) Imperial Cancer Hospitals & Research Centre Ltd	10	9,981,000	298,810,000	-	-
6) Apollo Hospital (UK) Limited	1 £	5,000	390,000	-	-
**ii) Joint Ventures ** **					
1) Apollo Gleneagles Hospital Limited	10	25,675,697	103,121,930	23,275,697	79,121,930
2) Apollo Gleneagles PET-CT Limited	10	5,999,993	59,999,930	-	-
iii) Others					
1) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
2) Kurnool Hospitals Enterprises Limited	10	157,500	1,732,500	157,500	1,732,500
Non Trade Investments					
Long Term					
A) Unquoted					
i) Subsidiaries					
1) Apollo Health & Lifestyle Limited	10	1,500,000	15,000,000	1,500,000	15,000,000
ii) Associates					
1) Family Health Plan Limited	10	490,000	4,900,000	490,000	4,900,000
2) Apollo Health Street Private Limited ***	10	6,100,000	61,000,000	6,100,000	61,000,000
Short Term					
Others					
1) Investment in Government Securities - National Savings Certificate			128,800	-	94,800
2) Reliance Mutual Fund Market Value as on 31.03.2005 Rs.10.0687 per unit		-	-	3,794,182	38,202,476
3) Franklin Templeton Investments Market Value as on 31.03.2005 Rs.10.0265 per unit		-	-	2,738,175	27,454,313
4) Kotak Mahindra Mutual Fund Market Value as on 31.03.2005 Rs.10.0078 per unit		-	-	5,014,507	50,184,180
5) Canbank Mutual Fund Market Value as on 31.03.2005 Rs.10.0410 per unit		-	-	4,980,199	50,006,178
	C/f		1,335,117,838		988,697,320

	Face Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.	31.03.2005 No. of Equity Shares/Units	31.03.2005 Value Rs.
B/f			**1,335,117,838**		**988,697,320**
6) HDFC Floating Rate Income Fund Market Value as on 31.03.2005 Rs.10.0396 per unit		-	-	25,809	259,112
7) HDFC Cash Mgmt Fund Savings Plan Market Value as on 31.03.2005 Rs.13.7880 per unit		-	-	4,160	57,356
8) HDFC Cash Mgmt Fund Savings Plan Market Value as on 31.03.2005 Rs.10.6364 per unit		-	-	7,597	80,807
9) Prudential ICICI Liquid plan Inst-Daily Dividend Market Value as on 31.03.2005 Rs.11.8502 per unit		-	-	264,749	3,137,331
10) Prudential ICICI Floating Rate plan B short term - DailyDividend Option Market Value as on 31.03.2005 Rs.10.0012 per unit		-	-	3,248	32,480
11) Prudential ICICI Liquid plan -Daily Dividend Market Value as on 31.03.2005 Rs.11.8514 per unit		-	-	1,065	12,616
12) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs.10.8030 per unit		-	-	18,689	201,892
13) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs.16.3706 per unit		-	-	1,775	29,058
14) Kotak FMP Series XIV - Growth Market Value as on 31.03.2006 Rs.10.0947 per unit		30,000,000	300,000,000	-	-
15) Kotak FMP Series XXI - Growth Market Value as on 31.03.2006 Rs.10.0656 per unit		25,000,000	250,000,000	-	-
16) Kotak FMP Series 13 - Growth Market Value as on 31.03.2006 Rs.10.0328 per unit		10,000,000	100,000,000	-	-
17) Birla FTP Series E - Growth Market Value as on 31.03.2006 Rs.10.0387 per unit		25,000,000	250,000,000	-	-
18) Reliance Fixed Maturity Fund - Quarterly Plan I I I - Series II-Dividend Option Market Value as on 31.03.2006 Rs.10.0076 per unit		30,000,000	300,000,000	-	-
19) RIF - Retail Plan - Growth Plan Market Value as on 31.03.2006 Rs.10.3775 per unit		1,943,846	20,172,264	-	-
Advance for investments in shares for various projects under construction			174,663,071		70,163,000
Total			**2,729,953,173**		**1,062,670,972**

* SLR - Sri Lankan Rupee

** Refer clause 13 (c) in schedule J

*** Formerly Apollo Health Street Limited, a Subsidiary

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A) Current Assets				
a. Inventories (at cost)				
i) Medicines	296,103,902		212,332,032	
ii) Stores, spares	41,050,025		43,320,333	
iii) Lab Materials	6,082,098		4,627,685	
iv) Surgical Instruments	60,938,095		57,780,946	
v) Other Consumables	53,006,229		53,186,726	
		457,180,349		371,247,722
(As taken, certified, and valued by management)				
b. Sundry Debtors (Refer clause 16 in schedule J)				
i) Debtors Outstanding for a period exceeding six months	210,480,898		238,427,328	
ii) Others	692,859,698		596,717,407	
Less : provision for Bad debts	12,976,690		-	
		890,363,906		835,144,733
c. Cash and Bank Balances				
i) Cash on hand	20,553,118		11,498,409	
ii) In current A/C with scheduled banks	275,787,876		196,788,084	
iii) In Deposit A/C with scheduled banks	68,053,289		10,811,806	
		364,394,283		219,098,299
B) Loans and Advances (Refer clause 16 in schedule J)				
a. Loans to Subsidiary				
i) Apollo Health & Lifestyle Limited		40,594,372		40,494,866
b. Advances				
i) For capital items	4,657,322		7,251,991	
ii) To suppliers	55,124,813		19,984,514	
iii) Other advances	399,863,395		337,188,006	
iv) Staff advances	9,870,324		7,541,836	
c. Advances to Subsidiaries				
i) Unique Home Health Care Limited	269,751,136		294,391	
ii) Apollo Health Street Private Limited	-		2,283,683	
iii) A B Medical Centers Limited	23,553,108		16,805,911	
iv) Apollo Hospitals International Limited	53,365,235		1,737,284	
v) Samudra Healthcare Enterprises Limited	79,072		-	
		816,264,405		393,087,616
d. Advance Tax		593,626,034		325,826,034
C/f		3,162,423,349		2,184,899,270

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
B/f		3,162,423,349		2,184,899,270
e. **Deposits**				
i) With Government	34,544,058		28,526,101	
ii) With others	157,799,944	192,344,002	96,626,792	125,152,893
f. **Prepaid expenses**		49,256,474		32,567,750
g. **Rent receivables**		2,081,923		1,945,593
h. **Service charges receivables**		5,538,601		4,753,950
i. **Tax deducted at source**		123,348,526		60,841,005
j. **Interest Receivable**		9,283,762		6,805,702
k. **Franchise Fees Receivable**		992,101		915,463
l. **Royalty Receivable**		2,230,290		1,740,450
Total		**3,547,499,028**		**2,419,622,076**

SCHEDULE (I)

Miscellaneous Expenditure
(to the extent not written off or adjusted)

	31.03.2006 Rs.	31.03.2005 Rs.
(a) Preliminary & Other Expenses including commission, brokerage underwriting of subscription of shares and debentures	6,700,000	8,875,000
(b) Deferred Revenue Expenditure	11,039,433	24,472,093
Total	**17,739,433**	**33,347,093**

Schedules

to Profit & Loss Account

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)				
Other Income				
(a) Interest earned (TDS Rs. 1,299,529)		7,924,503		9,127,448
(b) Dividend		79,144,886		20,463,155
(c) Income from Treasury operations		25,261,258		-
Total		**112,330,647**		**29,590,603**
SCHEDULE (II)				
Operative Expenses				
(a) Materials Consumed				
Opening stock	338,748,041 *		310,796,063	
Add :				
Purchases	3,680,809,836		2,925,558,656	
Customs Duty	1,460,852		1,483,248	
Freight Charges	3,817,004		3,553,541	
	4,024,835,733		3,241,391,508	
Less :				
Closing stock	423,258,435		345,746,397	
		3,601,577,298		2,895,645,111
(b) Fees to Consultants		1,080,008		996,250
(c) Power & Fuel		201,918,955		193,651,007
(d) House Keeping Expenses		75,775,607		70,939,718
(e) Water Charges		25,550,501		25,256,839
Total		**3,905,902,369**		**3,186,488,925**
SCHEDULE (III)				
Payments to and Provisions for Employees				
(a) Salaries& Wages		833,708,008		671,730,764
(b) Contribution to Provident Fund		42,441,204		36,551,903
(c) Employee State Insurance		3,446,969		2,426,899
(d) Gratuity		16,167,117		11,244,737
(e) Staff Welfare Expenses		58,453,795		49,313,075
(f) Staff Education & Training		8,273,556		8,222,589
(g) Bonus		23,663,838		8,593,914
Total		**984,154,487**		**788,083,881**

* Excludes Value Added Tax (VAT)

		31.03.2006		31.03.2005	
		Rs.	Rs.	Rs.	Rs.
SCHEDULE (IV)					
Administrative & Other Expenses					
(a)	Rent		181,820,079		143,051,497
(b)	Rates & Taxes		21,379,138		21,175,580
(c)	Printing & Stationery		75,790,660		55,908,909
(d)	Postage& Telegram		6,586,666		10,195,920
(e)	Insurance		19,237,180		15,019,917
(f)	Directors Sitting Fees		970,000		315,000
(g)	Advertisement, Publicity & Marketing		76,622,098		60,288,683
(h)	Travelling & Conveyance		85,114,567		72,383,265
(i)	Subscriptions		3,325,103		1,676,402
(j)	Security charges		18,688,498		15,680,658
(k)	Legal & professional fees		52,954,748		39,940,353
(l)	Continuing Medical Education & Hospitality Expenses		7,324,289		5,486,976
(m)	Hiring charges		3,974,242		3,101,153
(n)	Seminar expenses		433,502		895,387
(o)	Audio & Video Charges		14,616,341		10,875,869
(p)	Telephone expenses		34,783,806		21,684,727
(q)	Books & Periodicals		3,730,878		3,282,529
(r)	Miscellaneous Expenses		21,220,428		13,811,755
(s)	Bad Debts Written off		30,572,514		31,853,566
(t)	Donations		4,270,618		5,918,637
(u)	Provision for Bad Debts		11,810,872		
(v)	Repairs & Maintenance				
	i) Building	79,475,602		72,206,697	
	ii) Equipments	119,043,832		117,502,183	
	iii) Vehicles	10,092,126		9,190,871	
	iv) Office maintenance & others	41,615,387		29,171,974	
			250,226,947		228,071,725
(w)	Loss on sale of assets		1,005,949		1,260,769
(x)	Royalty paid		886,996		875,747
	Total		**927,346,119**		**762,755,024**
SCHEDULE (V)					
Financial Expenses					
(a)	Interest on				
	i. Fixed Loans	73,507,523		60,095,257	
	ii. Fixed Deposits	11,601,792		28,280,010	
	iii. Debentures	12,162,516		51,359,753	
			97,271,831		139,735,020
(b)	Bank charges		11,967,549		11,340,818
(c)	Brokerage & commission		6,400,491		767,865
(d)	Leasing charges		1,863,340		4,101,776
	Total		**117,503,211**		**155,945,479**

SCHEDULE (J)

ACCOUNTING POLICIES & NOTES FORMING PART OF ACCOUNTS

1. **Accounting Policies**

A. Basis of Preparation of Financial Statements

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

B. Inventories

1. The inventories of all medicines, Medicare items traded and dealt with by the Company are valued at cost applying the FIFO method.
2. Stock of provision, stores, stationery and housekeeping items are stated at cost applying the FIFO method.
3. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off wherever applicable.
4. Imported Inventory:

   (i) Stocks already paid for are accounted for at the exchange rates prevailing at the respective dates of payment

   (ii) Stocks for which payments were still outstanding on 31st March 2006 are accounted for at the applicable exchange rates prevailing on that date.

C. Prior Period Items

Prior period expenses and income are separately classified, identified and dealt with as required under Accounting Standard 5 on 'Net Profit or Loss for the Period, Prior Period Items and Changes in Accounting Policies' issued by the Institute of Chartered Accountants of India.

D. Depreciation and Amortization

i. Depreciation has been provided:

   (a) On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV to the Companies Act,1956 on single shift basis.

   (b) On assets installed prior to 2nd April 1987 on straightline method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization:

   (a) The cost of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

(b) Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the current year is Rs.3,145,718/- (Rs.3,145,708/-) balance yet to be amortised as on 31.03.2006 is Rs.44,039,898/- (Rs.47,185,616/-).

(c) A lease rental on operating leases is recognised as an expense in the Profit & Loss account on straight line basis as per the terms of the agreement.

E. Revenue Recognition

(i) Income from Healthcare Services is recognised on completed service method. The hospital collections of the company are net of discounts of Rs.32,791,997/- (Rs.1,570,876/-)

(ii) Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives exchange fluctuations on export receivables and inclusive of Sales Tax and exclusive of Value Added Tax (VAT) where applicable (Refer Note 31 in the Notes forming part of Accounts).

(iii) Lease rental income on operating leases is recognised as an income in the profit and loss account on straight line basis as per the terms of the agreement, in accordance with Accounting Standard 19 'Leases' issued by the Institute of Chartered Accountants of India.

(iv) Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method , on achievement of milestones.

(v) Income from Treasury Operations is recognised on receipt basis.

F. Fixed Assets

a. All Fixed Assets have been stated at cost less accumulated depreciation and impairment losses recognised. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency has been added to the cost of the assets.

b. Land which was revalued in prior years by Rs.103,133,472/- (Chennai Hospital Division = Rs.50,080,324/- and Hyderabad Hospital Division = Rs.53,053,148/-) was written back to its original cost in 2002-03.

c. Assets acquired under hire purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

G. Transactions in Foreign Currencies

a. Current assets and current liabilities are converted at closing year end rates or contracted forward rates as applicable.

b. Exchange differences relating to fixed assets are adjusted in the cost of the asset. (Refer Note 31 in the Notes forming part of Accounts)

c. Translated exchange losses or gains are dealt with in the Profit & Loss Account in accordance with Accounting Standard 11 - "Accounting for the Effects of changes in Foreign Exchange Rates", issued by the Institute of Chartered Accountants of India (Refer Note 31 in the Notes forming part of Accounts).

d. Currency swap transactions:

Currency swap transactions are accounted for on the date of settlement and realised gain/loss in respect of settled contracts are recognised in the Profit and Loss account.

H. Investments

a. Long-term investments are stated at cost to the Company.

b. A provision for diminution, if any, is made to recognise the decline other than temporary in the value of long term Investments.

c. Current Investments are valued at lower of cost or fair value.

d. In case of foreign investments,

   i. The cost is the rupee value of the foreign currency on the date of the investment.

   ii. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

I. Employee Benefits

a. Provident Fund
Contributions to Provident Fund are accounted on accrual basis.

b. Gratuity
The company has covered gratuity liability under the LIC's Group Gratuity cum Life Assurance Scheme.

c. Leave Encashment Benefits

The Company has no 'Leave Encashment Scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

J. Segment Reporting

The accounting policies adopted for segment reporting are in line with the accounting policies of the Company with the following additional policies for segment reporting:

i. Revenue and Expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and Expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

K. Earnings Per Share

In determining earnings per share, the company considers the net profit after tax, preference dividend and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing Basic Earnings per Share is the weighted average number of shares outstanding during the period. For computing Diluted Earnings Per Share, potential equity is added to the above weighted average number of shares.

L. Provision for Current and Deferred Tax

i. Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.

M. Impairment

During the year 2002-03 on a review of fixed assets certain selected Medical Equipment were identified and impaired. For the current year on a review as required by AS 28, the Management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

N. Bad Debts Policy

On the recommendation of the Audit Committee, the Board of Directors have approved a policy for Bad Debts.

O. Miscellaneous Expenditure

Preliminary, Public Issue, Rights Issue Expenses and expenses on private placement of shares are amortised over 10 years.

P. Deferred Revenue Expenditure

Special advertisement expenditure, Software expenses and expenditure incurred on the upgradation of the building of AB Medical Centers Limited up to the commencement of the lease in the year 2003-2004 are written off over a period of five years.

Q. Intangible Assets

Intangible assets are initially recognised at cost and amortised over the best estimate of their useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortized over a period of 36 months.

R. Provisions, Contingent Liabilities and Contingent Assets

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Contingent Liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent Assets are not recognised.

2. **Related Party Disclosures**

A. Enterprises over which Control Exists:

Subsidiaries:	Unique Home Health Care Limited
	Apollo Hospitals International Limited
	AB Medical Centres Limited
	Apollo Health and Lifestyle Limited
	Imperial Cancer Hospital & Research Centre Limited *
	Samudra Healthcare Enterprises Limited *
	Apollo Hospital (UK) Limited *

B. Other Related Parties with whom the Company had Transactions:

Joint Ventures:	Apollo Gleneagles Hospital Limited, Kolkata
	Apollo Gleneagles PET CT Limited, Hyderabad*
	Universal Quality Services LLC, Dubai @
Associates:	Family Health Plan Limited, Hyderabad
	The Lanka Hospitals Corporation Limited, Sri Lanka
	Indraprastha Medical Corporation Limited, New Delhi
	Apollo Health Street Private Limited, Hyderabad #
Key Management Personnel:	Dr. Prathap C Reddy
	Smt. Preetha Reddy
	Smt. Suneeta Reddy
	Smt. Sangita Reddy
	Shri. P.Obul Reddy
Enterprises over which Key Management Personnel exercise significant influence	Apollo Sindoori Hotels Limited
	Apollo Sindhoori Capital Investments Limited
	M/s. P. Obul Reddy & Sons

* Acquired during the year 2005-06

@ Refer Note 13 (c) of the Notes forming part of Accounts

Formerly Apollo Health Street Limited, a subsidiary

(Rs.)

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2006	31.03.2005
1	Unique Home Health Care Limited	Wholly Owned Subsidiary	a) Investment in Equity	7,400,000	7,400,000
			b) Advances given	269,751,136	294,391
			c) Cumulative Deposits accepted	636,000	621,910
			d) Interest Paid	38,078	46,502
2	A B Medical Centres Limited	Wholly Owned Subsidiary	a) Investment in Equity	21,799,899	21,799,899
			b) Advances given	23,553,108	29,172,391
			c) Lease rentals paid	7,200,000	7,200,000
3	Apollo Health & Lifestyle Limited	Wholly Owned Subsidiary	a) Investment in Equity	15,000,000	15,000,000
			b) Unsecured loans given	40,594,372	42,126,084
			c) Interest receivables	9,283,762	6,805,702
			d) Royalty receivables	2,230,290	1,740,450
			e) Rent received	376,976	342,730
			f) Advance given	-	6,018,590
			g) Receivables/(Payables) as at year end	6,705,349	1,631,218
			h) Franchise Fees	551,000	548,250
			i) Reimbursement of expenses	6,000	117,902
4	Samudra Healthcare Enterprises Limited	Wholly Owned Subsidiary	a) Investment in Equity	101,100,000	-
			b) Pharmacy sales	1,322,888	-
			c) Receivables at year end	629,787	-
			d) Advance for investment	149,500,001	-
5	Apollo Hospital (UK) Limited	Wholly Owned Subsidiary	a) Investment in Equity	390,000	-
6	Apollo Hospitals International Limited	Subsidiary (55.35% stake in equity)	a) Investment in Equity	223,300,000	223,300,000
			b) Corporate guarantees executed	763,000,000	763,000,000
			c) Unsecured Loans	49,000,000	-
			d) Receivables as at year end	109,107,273	27,069,270
			e) Pharmacy Sales	44,259,909	33,579,584
			f) Rent Paid	2,045,650	1,521,104
			g) Reimbursement of expenses	508,417	-
7	Imperial Cancer Hospital & Research Centre Limited	Subsidiary (51% stake in equity)	a) Investment in Equity	298,810,000	-
			b) PMA Fees	4,408,000	-
			c) Reimbursement of expenses	352,262	-
8	Indraprastha Medical Corporation Limited	Associate	a) Investment in Equity	139,978,412	139,978,412
			b) Receivables as at year end	70,068,576	40,631,004
			c) Pharmacy Sales	496,545,454	409,622,030
			d) Rent Paid	25,155,344	20,682,238
9	Apollo Health Street Private Limited (formerly Apollo Health Street Limited, a subsidiary)	Associate	a) Investment in Equity	6,100,000	6,100,000
			b) Lease rent income	11,836,300	5,269,264
			c) Receivables as at year end	2,148,012	2,283,683
			d) Corporate guarantees executed	-	46,000,000
			e) Reimbursement of expenses	195,086	115,964

(Rs.)

Sl. No.	Name of the related party	Nature of relationship	Nature of transactions	31.03.2006	31.03.2005
10	The Lanka Hospitals Corporation Limited	Associate	a) Investment in Equity b) Receivables as at year end c) Pharmacy Sales d) OMA Fees e) Reimbursement of expenses	295,232,166 8,710,783 7,081,335 6,113,432 17,826,541	267,298,433 8,820,957 6,767,343 3,457,598 29,904,580
11	Family Health Plan Limited	Associate	a) Investment in Equity b) Receivables as at year end c) Income from Hospital Services d) Reimbursement of expenses	4,900,000 1,697,522 1,296,826 986,000	4,900,000 3,425,531 705,799 722,400
12	Apollo Gleneagles Hospital Limited	Joint Venture	a) Investment in Equity b) Unsecured loans given c) Advance given d) Receivables as at year end e) Commission f) Pharmacy Sales g) Rent and Electricity h) Reimbursement of expenses	103,121,930 29,642,070 25,000,000 33,366,029 10,464,972 169,575,221 713,587 2,124,749	79,121,930 29,645,070 25,000,000 47,045,116 8,508,965 153,279,020 1,857,367 1,672,779
13	Apollo Gleneagles PET-CT Limited	Joint Venture	a) Investment in Equity b) Receivables as at year end c) Rent earned d) Advance for investment e) Electricity charges recovered f) Reimbursement of expenses g) PMA Fees	59,999,930 14,913,093 1,500,000 15,000,070 309,188 582,532 1,410,560	- - - - - - -
14	Medvarsity Online Limited	Enterprises over which Key Management Personnel exercise significant influence	a) Investment in Equity by Apollo Health Street Ltd b) Rent received c) Payables at year end	33,999,300 531,696 -	33,999,300 427,902 723,758
15	Apollo Sindhoori Capital Investments Limited	Enterprises over which Key Management Personnel exercise significant influence	a) Brokerage Paid	5,317,504	-
16	Apollo Sindoori Hotels Limited	Enterprises over which Key Management Personnel exercise significant influence	a) Payables at year end b) Transactions during the year	1,967,363 73,100,499	3,719,139 43,149,920
17.	M/s. P. Obul Reddy & Sons	Enterprises over which Key Management Personnel exercise significant influence	a) Receivables as at year end b) Transactions during the year	35,241 12,926,413	213,527 5,999,689

3. Contingent Liabilities

a. Claims against the company not acknowledged as debts- Rs. 418,893,934/-(Rs.369,496,521/-)

b. Pursuant to a subscription agreement entered into by a subsidiary, Apollo Hospitals International Limited situated in Ahmedabad, with ICICI, IDFC and IDBI Limited, the Company, Apollo Hospitals Enterprise Limited is under an obligation to buy back the shares subscribed to by such institutions, any time after the expiry of three years from the date of first disbursement at the option of the financial institutions, at prices to be determined at the time of exercising the option. The obligation to buy back the shares has been completed with respect to ICICI. Subsequent to the closure of accounts as at March 31, 2006, the option has been exercised by IDFC and the Company has complied with its obligation of buy back.

c. Estimated amount of contracts remaining to be executed on capital account not provided for on account of the expansion cum diversification programme of the company Rs.12,822,814/- (Rs. 3,971,955/-).

d. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs. 99,700,026/-).

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital Division Rs.73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical Division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/- (Rs.14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/ (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

e. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs.28,282,567/- (Rs. 3,647,370/-).

(ii) Bank Guarantees as on 31.03.2006. Rs.98,767,600/- (Rs. 670,493/-)

(iii) Corporate Guarantees

Rs. in Crores

On behalf of	In Favour of	As at 31.03.2006	As at 31.03.2005
Apollo Hospitals International Limited	HDFC	55.55	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
Apollo Health Street Private Limited	Development Credit Bank (DCB)	NIL	4.60
Total		**76.30**	**80.90**

f. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State Governments-Rs.206,076/-(Rs.206,076/-) *in the case of Chennai Division.*

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.281,361/ (Rs.1,810,634/-) for the various assessment years, the matter is under contest in the case of Pharmacy Division.

4. Terms of Redemption of Debentures

a) 10.80% Non-Convertible Debentures placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India shall be redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (5th April, 2002) respectively. Accordingly the first instalment was redeemed in April 2005 and the second, in April 2006.

b) 8.57% Non-Convertible Debentures placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the date of allotment (19th September, 2002) respectively. Accordingly the first instalment was redeemed in September 2005.

c) 7.27% Non-Convertible Debentures *privately* placed with General Insurance Corporation of India and Karnataka Bank Ltd. shall be redeemed at par at the end of 5 years, if the put / call is not exercised at the end of 3rd year from the date of allotment. (11th May 2003 Rs.4 Crores and 21st July 2003 Rs.6 Crores). On exercise of the option by General Insurance Corporation of India in April 2006, the Company has redeemed Rs. 4 crores of the debentures.

5. Details of Secured Loans and Security

a. Debentures

i) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India secured by,

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai - 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking paripassu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's *factory premises or* godown situated at No.21, Greams Lane, Off Greams Road,Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Limited secured by

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, Off. Greams Road, Chennai - 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking pari passu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet , Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or *on order or delivery* howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

iii) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Limited, secured by a first charge on:

a. All that piece and parcel of land measuring 43 grounds and 1200 sq.ft with all the buildings erected thereon comprised in Sr No.67/2 of Block No.13, bearing corporation Door No.21, Greams Lane, off. Greams Road. Chennai-600 006 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened to the earth, both present and future ranking pari passu with other debentures.

b. The basement comprising plinth area of 13,414 Sq.ft Ground floor comprising plinth area of 11,694 Sq.ft. and lift machine room on the roof measuring 290 Sq.ft. constructed on the plot of land measuring 24 ground & 1,400 sq.ft. comprising plot Nos. 1,2&3 covered by survey No.3856 situated at No.320, Mount Road, Teynampet, Chennai-600 018 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened anything attached to the earth. Hypothecation of whole of the movable plant & machinery, machinery spares, tools & accessories other movable, both present and future (save and except book debts) whether installed or not and whether now lying or stored in or about or shall hereafter time to time during the continuance of the security of these present be brought into or upon or be stored or be in or about any or all of the company's factories premises or godowns situate at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Mount Road, Teynampet, Chennai - 600 018 in the state of Tamil Nadu or wherever else the same may be or be held by the party to the order or disposition of the company or in the course of transit or in high seas or in order or delivery howsoever and where-so-ever in the possession of the company ranking pari passu with other debentures.

b. **HDFC Bank**

Loan from HDFC Bank is secured by way of

i. First pari passu hypothecation charge charged on all movable assets of the company present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai 600 006 and No.320, Anna Salai, Teynampet, Chennai 600 018 both present and future.

c. **Indian Bank**

Loan from Indian Bank is secured by way of

i. First pari passu hypothecation charge on all movable assets of the company present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai 600 006 and No.320, Anna Salai, Teynampet, Chennai 600 018 both present and future.

d. **UTI Bank**

Term Loan from UTI Bank is secured by first mortgage and charge on all the company's immovable and movable properties, both present and future. The above mortgage and charge shall rank pari passu with the charges created in favour of other lenders.

e. **Bank of Bahrain and Kuwait BSC.**

Loan from Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an equitable mortgage of all immovable properties situated at No.21, Greams Lane, off. Greams Road, Chennai 600 006 and No.320, Mount Road, Teynampet, Chennai 600 018 both present and future ranking paripassu with the existing loans.

f. Loans and advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

g. In Hyderabad Division fixed deposit receipts worth Rs.9,404,672/- (Rs.2,296,607/-) are under lien with the bankers for obtaining Letters of Credit and Bank Guarantee.

6. LEASES

In Respect of Non-Cancellable Operating Leases

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	68,464,796	234,174,986	349,859,816

All operating leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

7. During the current financial year, the Company has issued and allotted 9,000,000 Global Depositary Receipts (including a Green Shoe Option of 650,000 GDRs) representing 9,000,000 underlying equity shares of Rs. 10/- each at a price of USD 7.80 per GDR (a premium of Rs 330/- per equity share) to the Depository, The Bank of New York.

8. The Company has issued and allotted 1,039,965 equity warrants convertible into equity shares of nominal value of Rs. 10/- each at a premium of Rs. 324.15 to the Promoters/Promoter Group on a preferential allotment basis. The issue price is higher than the minimum price Rs. 334.11 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) Guidelines 2000. Accordingly the promoters have paid 10% of the consideration per warrant Rs. 334.15 on the date of allotment. The balance 90% payable on the exercise of option for conversion within 18 months of date of allotment.

9. **Earnings in Foreign Exchange**

Particulars	**2005-2006 (Rs.)**	**2004-2005 (Rs.)**
Hospital Division		
Hospital fees	33,789,577	44,954,329
Pharmacy Division		
Project Consultancy Services	24,256,509	70,698,514
Reimbursement of Expenses	24,968,636	43,000,086
Pharmacy Sales	7,278,473	5,954,260

10. **Directors travelling included in travelling and conveyance amounts to Rs.6,856,821/- (Rs.4,058,521/-).**

11. **Unclaimed Dividend**

Year	**Amount (Rs.)**
1998-99	1,007,986
1999-00	1,553,003
2000-01	1,457,577
2001-02	1,381,997
2002-03	1,535,844
2003-04	1,918,147
2004-05	2,402,477

The amount due and outstanding to be credited to the Investor Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs.945,074/-. This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

12. Additional net Deferred Tax Liability of Rs.14,541,818 /- (Rs.1,151,273/-) for the period has been recognized in the Profit & Loss account.

Accumulated as on 31.03.2006 consists of

		Rs.
(a) Deferred Tax Liability on account of Depreciation	:	454,659,847
(b) Deferred Tax Liability on account of Deferred Revenue Expenditure	:	95,531,855

The company adjusts the amount of Deferred Tax Liability carried forward by applying the tax rate that has been enacted or substantively enacted at the date of the Balance Sheet on accumulated timing differences. Such differences were accounted for in 2004-2005. No such adjustment has been effected this year, since the tax rates have not changed for the fiscal 2006.

The effects on such Deferred Tax Liability, if any, arising out of assessments completed but under contest under various stages of appeal will be made on the appeals being decided.

13. (a) The Jointly Controlled Entities considered in the Consolidated Financial Statements are:

Name of the Company	Country of Incorporation	Proportion of ownership interest (%)
Apollo Gleneagles Hospital Limited	India	50.00
Apollo Gleneagles PET-CT Limited	India	50.00

(b) The groups interests in the joint venture accounted for using proportionate consolidation in the Consolidated Financial Statements are :

Particulars	As on 31.03.2006 (Rs.)	As on 31.03.2005 (Rs.)
Assets	1,069,396,203	944,320,659
Liabilities	1,021,702,592	997,282,496
Income	413,771,832	336,105,936
Expenses	465,663,726	414,827,566

(c) In respect of Universal Quality Services LLC, Dubai, in the absence of any business activity during the year 2005-2006, the effect of the operations has not been included in the Consolidated Financial Statements. The company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

14. Income earned on currency swap transactions during the year on unsettled contracts as on 31st March 2006 has been accounted for in the Profit & Loss Account as interest received is Rs.114,739/- (Rs.819,204/-). Outstanding unsettled contracts as on 31.03.2006 is Rs. Nil (Rs.2,100,000/-).

15. During the current financial year, transfer of Rs. 100,000,000/- has been made to the Debenture Redemption Reserve, and the balance in the Reserve is considered adequate to meet the liability for redemption of debenture in the future.

16. i. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

ii. Sundry Debtors represent the debt outstanding on sale of hospital services, pharmaceutical products, lease rental and project meeting fees and is considered good. The company holds the personal security of the debtors.

iii. Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors / Trustees, which amounts to Rs.574,485,113/- (Rs.135,020,000/-).

iv. Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

17. Previous year's expenditure included in this year's account amounts to Rs. 63,530,042/- (Rs.2,308,898/-).

18. Power Generation

The Electricity charges incurred in respect of main hospital is net of Rs.7,700,635/- (Rs.9,467,375/-) [units qualified KWH - 1,540,127 (1,893,475)], being the rebate received from TNEB for Wind Electric Generators owned and run by the Company.

19. The company has been exempted from disclosing the quantitative particulars that need to be given as required under para 3(ii) (d) of Part II of Schedule VI of the Companies Act, 1956 for the financial year ended 31.03.2006.

20. The company has been exempted from publishing the financial statements, for six of its subsidiaries which are required to be attached to the company's accounts, under Sec 212 (1) of the Companies Act,1956 for the financial year ended 31.03.2006. However, necessary disclosure under section 212 has been made. The accounts of the seventh subsidiary, Apollo Hospital (UK) Limited have been published under section 212 of the Companies Act, 1956. No Profit and Loss Account has been prepared since the Company is yet to commence its operations.

21. There are no amounts due to Small Scale Industrial Undertakings/concerns as at 31.03.2006 (as on 31.03.2005 - Nil)

22. In the process of acquiring Apollo Gleneagles Hospital Limited (AGHL) in Kolkata Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL, erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in the DGHL (subsequently reduced to 49%, now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to Apollo Hospitals Enterprise Limited. As a measure of prudence, this amount is not recognized as an advance or investment in the books of Apollo Hospitals Enterprise Limited currently and will be accounted for as and when the amount(s) are received.

23. On review of the operations of setting up the Hospital in Noida, the Company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited by extinguishing its rights and privileges in the original lease deed dated 27.10.2001.

24. Expenditure in Foreign Currency (Rs.)

Particulars	2005-2006	2004-2005
a. CIF Value of Imports:		
(i) Machinery and Equipment	135,289,400	125,532,948
(ii) Stores and Spares	17,924,573	18,664,688
(iii) Other Consumables	12,122,173	7,860,968
b. Investments	28,323,734	Nil
c. Expenditure :		
(i) Travelling Expenses	11,094,307	13,561,049
(ii) Professional Charges	8,209,357	2,898,476
(iii) Rates & Taxes	30,706	Nil
(iv) Business Promotion Expenses	-	19,333
(v) Advertisement	-	186,401
(vi) Telephone Charges	-	18,288
(vii) Books and Periodicals	-	1,112
(viii) Office Maintenance Expenses	516,120	-
(ix) Project Expenses	433,505	-
(x) Rent	1,032,385	-
d. Dividends :		
(i) Amount remitted during the year in foreign currency on account of dividends excluding the payment of dividends directly to the shareholder's Non-resident external bank account.	17,656,328	24,455,763
(ii) Non-Resident shareholders to whom remittance was made Nos.	971	988
(iii) Shares held by non-resident share-holders on which dividend was paid Nos.	28,273,210	15,672,167

25. Managerial Remuneration

Particulars	2005-2006 (Rs.)	2004-2005 (Rs.)
Profit before Managerial Remuneration	947,963,680	765,487,801
Add: Provision for Bad debts	11,810,872	21,363,448
Less: Profit on sale of assets & units	177,485	2,569,748
Divisable Profit to Managerial Remuneration	959,597,067	784,281,501
Chairman's Remuneration (5% of profits)	44,728,299	36,468,668
Managing Director's Remuneration (2% of profits)	17,891,320	14,659,467
Executive Director- Finance (1.25% of profits - appointed w.e.f. 03.02.2006)	1,722,470	-
Upto 02.02.2006:		
Salaries and Allowance	1,250,000	1,500,000
P.F Contribution	150,000	180,000
Executive Director- Operations (0.50% of profits - appointed w.e.f. 03.02.2006)	688,988	-
Upto 02.02.2006:		
Salaries and Allowance	1,250,000	1,500,000
P.F Contribution	150,000	180,000
Commission to Non Executive Directors	1,601,505	1,576,438

Note : For the purpose of the above calculation of managerial remuneration for Executive Directors appointed w.e.f 03.02.06, profits are assumed to accrue evenly during the year.

26. Earnings per Share

Particulars	31.03.2006	31.03.2005
Profit after preference dividend and extraordinary items attributable to equity shareholders (Amount Rs.) (A)	602,162,205	491,834,538
Weighted Average Equity shares outstanding during the year (Nos) - (B)	48,060,399	40,595,693
Basic Earnings Per Share of Rs 10/- (A/B)	12.53	12.12
Convertible Equity Warrants issued during the year (C)	1,039,965	-
Weighted Average No. of Shares for Diluted Earnings Per Share (D)	49,100,364	40,595,693
Diluted Earnings Per Share of Rs 10/- (A) / (D)	12.26	12.12

27. Consumption of Materials

Particulars	2005 - 2006		2004 - 2005	
	Value (Rs.)	%	Value (Rs.)	%
Total Consumption of Materials	1,220,788,209	100.00	1,058,647,140	100.00
Indigenous Materials	1,194,425,701	92.11	1,049,148,839	99.10
Imported Materials	26,362,508	7.89	9,498,301	0.90

(Consumption relates to items used for medical services only.)

28. Audit Expenses

As Statutory Auditors

(Rs.)

Audit Fees	729,560
Tax Audit	187,340
Other Services (includes certification fees associated with the GDR issue)	3,460,280
Expenses	321,020

29. In respect of the Income Tax claims of Rs.1,459.38 Lakhs by the Income Tax Department, the amount is under contest.

30. National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

31. The net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.1,671,855/- (Rs.3,127,979/-) has been adjusted to the profit and loss account, which is in conformity to the Accounting Standard 11 on "Accounting for the effects of changes in Foreign Exchange rates" issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs.1,629,953/- (Rs.229,938/-).

32. Figures of the current year and previous year have been rounded off to the nearest rupee.

33. Figures in brackets relate to the figures for the previous year.

34. Previous year figures have been re-grouped and re-classified wherever necessary to confirm with current years classification

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Cash Flow Statement

for the year ended 31st March 2006

		31.03.2006		31.03.2005	
		Rs.	Rs.	Rs.	Rs.
A	**Cash Flow from operating activities**				
	Net profit before tax and extraordinary items		882,932,603		714,179,665
	Adjustment for:				
	Depreciation	261,333,802		226,432,765	
	Profit on sale of assets	(4,600)		-	
	Profit on sale of investment	(172,885)		(2,569,748)	
	Loss on sale of asset	1,005,949		1,260,769	
	Interest paid	117,503,211		155,945,479	
	Misc.Exp.written off	19,039,364		24,938,432	
	Provision for loss on Investment	-		94,143,630	
	Interest & Dividend received	(112,330,647)		(29,590,603)	
			286,374,194		470,560,724
	Operating profit before working capital changes		1,169,306,797		1,184,740,389
	Adjustment for:				
	Trade or other receivables	**(55,219,173)**		(85,697,707)	
	Inventories	**(85,932,627)**		(39,013,762)	
	Trade payables	**273,385,064**		(59,640,278)	
	Others	(449,647,300)	(317,414,036)	(96,991,811)	(281,343,558)
	Cash generated from operations		851,892,761		903,396,831
	Taxes paid		(366,949,629)		(191,568,703)
	Cash flow before extraordinary items		484,943,132		711,828,128
	Adjustments for Misc.Exp.written off		(3,431,705)		(1,800,000)
	Prior period expenses		(22,481,042)		(2,308,898)
	Net cash from operating activities		459,030,385		707,719,230
B	**Cash flow from Investing activities**				
	Purchase of fixed assets		(923,828,212)		(433,406,618)
	Sale of fixed assets		48,594,281		6,687,736
	Purchase of investments		(1,836,940,000)		(249,540,973)
	Sale of investments		169,830,684		4,999,800
	Interest & Dividend received		112,330,647		29,590,603
	Net cash used in Investing activities		(2,430,012,600)		(641,669,452)

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Proceeds from issue of equity shares		2,987,611,176		511,662,780
Proceeds from long term borrowings		-		235,145,000
Proceeds from short term borrowings		-		100,000,000
Repayment of finance/lease liabilities		(539,279,719)		(522,790,041)
Dividend & interest paid		(332,053,257)		(314,528,858)
Net cash from financing activities		2,116,278,200		9,488,881
Net increase in cash and cash equivalents(A+B+C)		145,295,984		75,538,659
Cash and cash equivalents (opening balance)		219,098,299		143,559,640
Cash and cash equivalents (Closing balance)		364,394,283		219,098,299
Component of Cash and cash equivalents				
Cash on Hand		20,553,118		11,498,409
Balance with Banks		343,841,165		207,599,890

Notes :

1. Previous year figures have been regrouped wherever necessary.
2. Figures in bracket represent outflow.

As per our report annexed
For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004
Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

AUDITOR'S CERTIFICATE

We have examined the attached Cash Flow Statement of Apollo Hospitals Enterprise Limited for the year ended 31st March, 2006. The statement has been prepared by the company in accordance with the requirements of Clause 32 of the Listing Agreement with the Stock Exchanges and is based on and in agreement with corresponding Profit & Loss Account and the Balance Sheet of the Company covered by our report of 12th June, 2006 to the members of the Company.

Place : Chennai
Date : 12th June 2006

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner
(Membership No.: 22167)

Balance Sheet Abstract

and Company's General Business Profile

Balance Sheet Abstract & Company's General Business Profile of the Company under Part IV to Schedule - VI of the Companies Act, 1956

I. Registration Details

Registration No.	08035	State Code	18
Balance Sheet Date	31032006		

II. Capital Raised during the year (Amount in Rs. Million)

Public Issue	NIL	Rights Issue	NIL
Bonus Issue	NIL	Private Placement	3060.00

III. Position of Mobilisation and Deployment of Funds (Amount in Rs. Million)

Total Liabilities	7922.72	Total Assets	7922.72

Sources of Funds

Paid up Capital	505.99	Reserves & Surplus	6038.83
Secured Loans	707.60	Unsecured Loans	120.11
Deferred Tax Liability	550.19		

Application of Funds

Net Fixed Assets	3530.48	Investments	2729.95
Net Current Assets	1644.55	Misc. Expenditure	17.74

IV. Performance of the Company (Amount in Rs. Million)

Turnover	7190.54	Profit before Tax	+882.93
Total Expenditure	6307.61	Basic Earnings Per Share (Rs.)	12.53
Profit after Tax	+602.16		
Dividend Rate (%)	45		

V. Generic Names of three principle/product services of Company (as per monetary terms)

Item Code No. (ITC Code)	NIL
Service Description	HOSPITAL

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer & Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-06	31-Mar-05	31-Mar-04	31-Mar-03	31-Mar-02
Balance Sheet					
Sources					
Share Capital	505.99	415.99	395.18	395.18	395.42
Reserve and Surplus	6,038.83	2,862.21	2,071.56	1,864.56	2,014.65
Networth	6,527.08	3,244.85	2,410.25	2,181.81	2,212.71
Loans	827.71	1,367.55	1,563.89	1,709.85	1,711.05
Capital Employed	7,354.79	4,612.40	3,974.14	3,891.66	3,923.76
Deferred Tax Liability	550.19	535.65	534.50	448.91	467.94
Applications					
Gross Block	5,213.00	4,345.29	3,950.75	3,668.24	3,857.60
Accumulated Depreciation	1,682.52	1,427.71	1,232.19	1,061.45	1,043.59
Less : Lease Adjustment	-	-	14.14	47.51	
Net Block	3,530.48	2,917.58	2,718.56	2,592.65	2,766.50
Investments	2,729.95	1,062.67	909.70	924.17	829.14
Current. Assets, Loans & Advances					
Inventory	457.18	371.25	332.23	292.61	281.02
Debtors	890.36	835.14	722.48	682.84	537.11
Cash & Bank	364.39	219.10	143.56	95.18	164.11
Loans & Advances	1,835.57	994.13	804.01	711.98	743.16
(A)	3,547.50	2,419.62	2,002.28	1,782.61	1,725.40
Current Liabilities & Provisions					
Creditors	608.25	384.37	385.76	391.55	338.76
Other Liabilities	401.62	314.06	350.10	274.18	150.14
Provisions	893.08	553.39	386.04	293.13	337.32
(B)	1,902.95	1,251.82	1,121.90	958.86	826.22
Net Current Assets (A-B)	1,644.55	1,167.80	880.38	823.75	899.18
Misc. Expenditure	17.74	33.35	56.49	77.93	94.23

Financial Highlights

(Rs. in Million)

Year Ended	31-Mar-06		31-Mar-05		31-Mar-04		31-Mar-03		31-Mar-02	
		%		%		%		%		%
PROFIT AND LOSS ACCOUNT										
Income	7,190.54		5,956.11		4,997.66		4,485.51		3,767.88	
Operative Expenses	3,905.90	54.32	3,186.49	53.50	2,641.85	52.86	2,380.85	53.08	1,955.82	51.91
Salaries and Wages	984.16	13.69	788.08	13.23	657.04	13.15	586.32	13.07	470.38	12.48
Administrative Expenses	927.68	12.90	762.76	12.86	657.55	13.16	579.58	12.92	518.21	13.75
Other Expenses	19.04	0.26	28.08	0.42	29.85	0.60	31.04	0.69	27.12	0.72
Operating Profit	1,353.76	18.83	1,190.70	20.00	1,011.37	20.24	907.72	20.24	796.35	21.14
Financial Expenses	117.50	1.63	155.95	2.62	191.61	3.83	242.61	5.41	231.43	6.14
Depreciation	261.33	3.63	226.43	3.80	210.6	4.21	230.05	5.13	194.70	5.17
Diminution in value of current investment	-	-	-	-	22.98	0.45	1.96	0.04	11.86	0.31
Provision for loss on Investment	-	-	21.36	0.36	-	-	-	-	-	-
Extraordinary Items	92.00	1.28	72.78	1.22	-	-	-	-	-	-
PBT	882.93	12.28	714.18	12.00	586.18	11.73	433.10	9.66	358.36	9.51
Tax - Current	252.92	3.52	221.19	3.71	129.11	2.58	86.36	1.93	59.41	1.58
- Deferred	14.54	0.20	1.15	0.02	85.59	1.71	71.81	1.60	51.90	1.38
Fringe Benefit Tax	13.01	0.10	-	-	-	-	-	-	-	-
PAT	602.16	8.37	491.84	8.26	371.48	7.43	274.93	6.13	247.05	6.56
Dividend	227.69	-	166.39	-	138.32	-	118.56	-	98.80	-

Key Indicators

(Rs. in Million)

Year Ended	31-Mar-06	31-Mar-05	31-Mar-04	31-Mar-03	31-Mar-02
KEY INDICATORS					
OPM%	18.83	20.00	20.24	20.24	21.14
NPM%	8.37	8.26	7.43	6.13	6.56
Collection Growth %	20.73	19.18	11.42	19.05	16.80
OP Growth %	18.17	17.73	10.80	21.94	21.72
Earnings per Share (Rs) (Basic)	12.53	12.12	9.40	6.96	6.22
ROI (PBIT/AV.CE) %	16.72	20.25	19.78	17.26	15.00
RONW %	12.32	17.39	16.18	12.51	10.23
Employee Cost to Collections %	13.69	13.23	13.15	13.07	12.48
Debt/Equity Ratio	0.13	0.42	0.65	0.79	0.77

Auditors' Report

TO THE BOARD OF DIRECTORS OF APOLLO HOSPITALS ENTERPRISE LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF APOLLO HOSPITALS ENTERPRISE LIMITED.

i) We have examined the attached Consolidated Balance Sheet of Apollo Hospitals Enterprise Limited and its Subsidiaries, Associates and Joint Ventures as at 31st March 2006, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement for the year ended on that date.

ii) These financial statements are the responsibility of the management of Apollo Hospitals Enterprise Limited. Our responsibility is to express an opinion on these financial statements based on our audit.

iii) We conducted our audit in accordance with generally accepted auditing standards in India. These standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared in all material aspects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

iv) The financial statements of Subsidiaries (AB Medical Centres Limited, Apollo Hospitals International Limited, Apollo Health and Lifestyle Limited, Samudra Healthcare Enterprises Limited, Imperial Cancer Hospital and Research Centre Limited, Apollo Hospital (UK) Limited) Joint Ventures (Apollo Gleneagles Hospital Limited, and Apollo Gleneagles PET-CT Limited) which in the aggregate represents total assets (net) as at 31st March 2006 of Rs.1,334.44 Millions and total revenues (net) for the year ended on that date of Rs. 648.52 Millions and of Associates (Indraprastha Medical Corporation Limited, Apollo Health Street Private Limited, Family Health Plan Limited and The Lanka Hospitals Corporation Limited) which reflect the Group's share of profit of Rs. 38.54 Millions for the year and upto 31st March 2006 loss of Rs. 56.64 Millions, have been audited by other auditors whose reports have been furnished to us and with respect to the foreign subsidiary, Apollo Hospital (UK) Limited, as the accounts are not drawn up as at the same date as that of the parent, the financial statements as certified by the Board of Directors as at 31st March, 2006 have been furnished to us, and our opinion:

   a) insofar as it relates to the amounts included in respect of the Subsidiaries, Associates and Joint Ventures, is based solely on the report of the other independent auditors except;

   b) insofar as it relates to Apollo Hospital (UK) Limited, is based on the financial statements as certified by the Board of Directors;

v. In the case of the Joint Venture, Universal Quality Services LLC, in the absence of any business activity, the effect of the operations has not been included in the Consolidated Financial Statements. The company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

vi. In the absence of any notification from the Central Government with respect to the Cess payable under Section 441(A) of the Companies Act, 1956, no quantification is made. Hence, no opinion is given on cess unpaid or payable, as per the provisions of Section 227(i)(g) of the Companies Act, 1956.

vii. We report that the Consolidated Financial Statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21, 'Consolidated Financial Statements', Accounting Standard 23, 'Accounting for Investment in Associates in Consolidated Financial Statements', Accounting Standard 27, 'Financial Reporting of Interests in Joint Ventures' issued by The Institute of Chartered Accountants of India.

viii. Based on our audit and on consideration of the reports/certificates of other independent auditors/ directors on separate financial statements and on the other financial information of the components, and to the best of our information and according to the explanations given to us, we are of the opinion that the attached Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

a) In the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March 2006;

b) In the case of the Consolidated Profit and Loss Account of the results of operations of the group for the year ended on that date; and

c) In the case of the Consolidated Cash Flow Statement, of the cash flows of the group for the year ended on that date.

For **M/s. S. VISWANATHAN**
Chartered Accountants

17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore
Chennai 600 004

V.C. KRISHNAN
Partner
Membership No.: 22167

Place : Chennai
Date : 12th June 2006

Consolidated Balance Sheet

as at 31st March 2006

	Schedule	31.03.2006 Rs.	31.03.2006 Rs.	31.03.2005 Rs.	31.03.2005 Rs.
1. Sources of Funds					
(i) Shareholder's Funds					
(a) Share Capital	A	505,986,180		415,986,180	
(b) Reserves & Surplus	B	5,567,382,210		2,484,974,717	
			6,073,368,390		2,900,960,897
(c) Capital Reserve on Consolidation			107,009,617		128,416,948
(d) Minority Interest			440,480,160		197,494,030
(ii) Loan Funds					
(a) Secured Loans	C	2,520,328,521		2,415,348,526	
(b) Unsecured Loans	D	307,565,740		683,241,328	
			2,827,894,261		3,098,589,854
(iii) Deferred Tax Liability			575,029,525		538,318,071
Total			**10,023,781,953**		**6,863,779,800**
2 Application of Funds					
(i) Goodwill on Consolidation			129,413,608		62,476,115
(ii) Fixed Assets	F				
(a) Gross Block		7,928,676,101		6,648,423,096	
(b) Less Depreciation		2,009,867,931		1,654,282,384	
(c) Add Capital work in Progress		664,244,453		47,001,304	
(d) Net Block		6,583,052,623		5,041,142,016	
Less : Impairment		14,152,132		13,884,310	
			6,568,900,491		5,027,257,706
(iii) Investments	G		1,663,265,518		557,477,073
(iv) Current Assets, Loans & Advances	H				
(a) Current Assets					
(i) Inventories		483,823,295		393,245,052	
(ii) Sundry Debtors		903,364,710		931,702,192	
(iii) Cash and Bank Balances		539,150,535		284,649,843	
(b) Loans & Advances		1,724,657,416		968,114,895	
		3,650,995,956		2,577,711,982	
Less					
(v) Current Liabilities & Provisions	E				
(a) Current Liabilities		1,187,114,863		861,197,569	
(b) Provisions		900,280,289		561,941,683	
		2,087,395,152		1,423,139,252	
Net Current Assets			1,563,600,804		1,154,572,730
(vi) Deferred Taxes Asset			80,862,099		28,649,083
(vii) Miscellaneous Expenditure	I		17,739,433		33,347,093
Total			**10,023,781,953**		**6,863,779,800**

Schedules 'A' to 'I' and notes in Schedule 'J' form part of this Balance Sheet

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated Profit and Loss Account

for the year ended 31st March 2006

	Schedule	31.03.2006 Rs.	31.03.2005 Rs.
Income			
(a) Income from Healthcare Services		7,695,897,072	6,607,465,966
(b) Other Income	I	94,838,243	13,645,006
Total		7,790,735,315	6,621,110,972
Expenditure			
(a) Operative Expenses	II	4,088,408,498	3,327,567,145
(b) Payments to & Provisions for Employees	III	1,127,402,868	1,016,439,644
(c) Administration & Other Expenses	IV	1,154,270,103	1,070,648,025
(d) Accreditation Expenses		92,330,548	-
(e) Financial Expenses	V	243,593,749	242,435,354
(f) Preliminary Expenses		15,349,121	2,690,904
(g) Deferred Revenue Expenses		17,679,165	37,245,388
Total		6,739,034,052	5,697,026,460
Profit before Depreciation & Tax (PBDT)		1,051,701,263	924,084,512
Less : Depreciation		378,340,033	311,314,799
Less : Provision for Loss on Investments		-	21,363,448
Less : Extraordinary Items		-	72,780,182
Add : Reversal of Impairment Loss		-	(9,006,609)
Profit Before Tax		673,361,230	527,632,692
Less : Fringe Benefit Tax		14,948,283	-
Less : Provision for Taxation		254,160,722	230,702,389
Less : Deferred Tax Liability		22,356,357	(27,051,571)
Add : Deferred Tax Asset		53,067,817	-
Profit After Tax		434,963,685	323,981,874
Less : Minority Interest		(46,404,421)	(32,325,524)
Profit After Minority Interest		481,368,106	356,307,398
Add : Share in Associates		38,536,790	27,868,655
Profit After Share in Associates		519,904,896	384,176,053
Add :Surplus in Profit and Loss Account brought forward		12,081,882	80,524,344
Less: Impairment Loss			22,890,919
Amount Available for Appropriations		531,986,778	441,809,478
Appropriations			
Final Dividend		227,693,781	166,394,472
Dividend Tax Payable		31,934,053	23,336,825
Expenses Related to Earlier Years		63,178,738	2,786,773
Income Tax Paid - Earlier Years		-	400,256
Transfer to General Reserve		65,000,000	200,000,000
Transfer to Debenture Redemption Reserve		100,000,000	36,809,270
Balance of Profit in Profit & Loss Account		44,180,206	12,081,882
Total		531,986,778	441,809,478
Basic Earnings Per Share of face value of Rs. 10/- each		10.82	9.46
Diluted Earnings Per Share of face value of Rs. 10/- each		10.59	9.46

Schedules 'I' to 'V' and notes in Schedule 'J' form part of this Profit and Loss Account

As per our report annexed

For and on behalf of the Board of Directors

For M/s. S Viswanathan
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Schedules
to Consolidated Balance Sheet

	31.03.2006 Rs.	31.03.2006 Rs.	31.03.2005 Rs.	31.03.2005 Rs.
SCHEDULE (A)				
Share Capital				
Authorised				
60,000,000 Equity Shares of Rs. 10/- each		600,000,000		600,000,000
1,000,000 Preference Shares of Rs. 100/- each		100,000,000		100,000,000
		700,000,000		700,000,000
Issued				
a) 50,865,127 equity shares of Rs. 10/- each		508,651,270		418,651,270
Subscribed and Paid up				
b) 50,598,618 equity shares of Rs. 10/- each *		505,986,180		415,986,180
*includes 9,000,000 underlying equity shares issued representing 9,000,000 Global Depositary Receipts (GDRs) during the year 2005-2006. Includes 2,079,930 shares allotted on preferential basis during the year 2004-2005 Includes 918,298 shares allotted on conversion of first 2 years interest on debentures and 20% of the face value of debentures and 20,812,231 shares allotted to the shareholders of amalgamated companies for consideration other than cash.				
Schedule (B)				
Reserves and surplus				
A. Capital Reserve				
Profit on forfeited Shares		414,120		414,120
Capital Fund	2,295,750		2,009,250	
Add: Membership fees received during the year	184,500		286,500	
		2,480,250		2,295,750
B. Capital Redemption Reserve		60,022,900		60,022,900
C. Share Premium				
Share Premium	4,633,643,295		1,770,782,550	
Money received on preferential issue of Equity Share Warrants *	34,750,431		-	
Share Premium from Group Companies	49,814,997		49,850,130	
		4,718,208,723		1,820,632,680
D. General Reserve				
General Reserve	507,643,566		307,643,566	
Add: Transfer during the year	65,000,000		200,000,000	
Less: Foreign Exchange Loss	(73,179,078)		(55,541,707)	
Add: Share of Associates	(36,891,603)		(14,981,036)	
Add: Share of Profits / (loss) Subsidiaries	(19,901,718)		(11,155,363)	
Less: Loss From JV	(2,640,260)		(38,483,179)	
* Refer clause 5 in schedule J		440,030,907		387,482,281
C/f		5,221,156,900		2,270,847,731

		31.03.2006		31.03.2005	
		Rs.	Rs.	Rs.	Rs.
	B/f		**5,221,156,900**		**2,270,847,731**
E.	**Other Reserves**				
	Investment Allowance Reserve		7,626,657		7,626,657
	Foreign Exchange Fluctuation Reserve		186,595		186,595
	Debenture Redemption Reserve #		276,385,710		176,385,710
	Capital Reserve		17,846,142		17,846,142
	Profit and Loss Account		44,180,206		12,081,882
	Total		**5,567,382,210**		**2,484,974,717**
	# Refer clause 13 in schedule J				

Schedule (C)

Secured Loans

		31.03.2006		31.03.2005	
		Rs.	Rs.	Rs.	Rs.
A	**Non-Convertible Debentures**				
	(i) 10.80% Debentures		167,500,000		250,000,000
	(ii) 8.57% Debentures		134,000,000		200,000,000
	(iii) 7.27% Debentures		100,000,000		100,000,000
	Foreign Currency Loan from Financial Institutions				
	Rupee Term Loan				
	(i) IFCI Limited		10,876,596		10,669,941
	(ii) IDBI Limited		7,500,000		7,357,500
	(iii) IDFC Limited		241,650,000		237,058,650
	(iv) HDFC Bank Limited		302,950,000		297,193,950
	(v) Indian Bank	195,000,000			
	Add: Interest Accrued and Due	107,448			-
			195,107,448		
B	**Loans and Advances from Banks**				
	(i) Cash credit		60,311,070		61,914,251
	(ii) Project Term Loans			26,150,004	
	Add : Interest accrued and due		-	257,027	26,407,031
	(iii) Jammu & Kashmir Bank Limited		270,108,663		-
	(iv) Kotak Mahindra Primus Limited		235,142		-
C	**Other Loans & Advances**				
	(i) Project Loan				
	(a) UTI	26,000,000		66,000,000	
	(b) IDBI	50,000,000		50,000,000	
	(c) UTI Bank Limited	22,500,000		52,500,000	
	(d) HDFC Bank Limited	75,000,000		110,145,000	
	(e) Indian Bank	66,087,000		125,000,000	
	Add : Interest accrued and due	766,896		1,318,539	
			240,353,896		404,963,539
	(ii) Hire Purchase Loans		419,706		2,310,505
	(iii) Housing Development Finance Corporation		550,500,000		552,389,158
	(iv) BOBK(ECB) - Short Term Loan		96,316,000		122,584,000
	(v) IDFC Limited		142,500,000		142,500,000
	Total		**2,520,328,521**		**2,415,348,526**
	Refer clause 6 & 7 in schedule J for details & security				

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
Schedule (D)				
Unsecured Loans				
(i) Fixed Deposits				
(a) Others		120,476,000		259,118,079
(ii) Short Term Loans & Advances				
(a) Short term Loans from Bank/ Financial Institutions		-		232,582,150
(b) Others		186,914,740		191,366,099
(c) Directors		175,000		175,000
Total		307,585,740		683,241,328
Schedule (E)				
Current Liabilities & Provisions				
A Current Liabilities				
(a) Acceptances		124,482,546		84,698,864
(b) Sundry Creditors *				
(i) For goods	457,291,177		318,950,061	
(ii) For expenses	130,589,418		93,851,980	
(iii) For capital goods	74,310,892		33,764,913	
(iv) For others	94,330,717		55,357,794	
		756,522,204		501,924,748
(c) Advances				
(i) Inpatient Deposits	58,943,074		58,157,287	
(ii) Rent	25,248,600		3,329,100	
(iii) Others	6,121,412		26,751,390	
		90,313,086		88,237,777
(d) Unclaimed Dividend		11,257,031		10,318,447
(e) Unclaimed Deposits		11,846,641		12,538,641
(f) Other Liabilities				
(i) Tax Deducted at Source	23,385,439		15,659,325	
(ii) Retention Money on Capital Contracts	7,422,138		1,444,698	
(iii) Outstanding Expenses	147,122,495		124,081,424	
		177,930,072		141,185,447
(g) Interest accrued but not due		14,763,283		22,293,645
		1,187,114,863		861,197,569
B Provisions				
(a) For taxation	638,429,390		377,381,936	
(b) For dividend	227,693,781		166,394,472	
(c) Bonus	23,663,838		8,593,914	
(d) Staff Benefits	10,493,280		9,571,361	
		900,280,289		561,941,683
Total		2,087,395,152		1,423,139,252

* Refer clause 16 in schedule J

SCHEDULE (F)
Fixed Assets

Sl. No.	Description	GROSS BLOCK				DEPRECIATION BLOCK				IMPAIRMENT	NET BLOCK	
		As on 31.03.2005 Rs.	Additions Rs.	Deletions Rs.	As on 31.03.2006 Rs.4	Upto 31.03.2005 Rs.	For the year Rs.	(withdrawn)	Total as on 31.03.2006 Rs.	As at 01.04.2005 Rs.	Reversal for the year	As at 31.03.2006 Rs.
	Tangible Assets											
1	Land	252,818,763	223,545,842	-	476,364,605	-	-	-	-	-	476,364,605	252,818,763
2	Building *	1,669,477,200	168,007,474	-	1,837,484,673	161,427,334	40,520,755	-	201,948,089	10,169,357	1,625,367,227	1,508,049,866
3	Leasehold Building **	184,679,051	30,586,312	-	215,265,363	28,479,530	6,439,870	-	34,919,400	-	180,345,963	156,199,521
4	Medical Equipment & Surgical instruments	3,058,912,955	513,129,750	9,672,348	3,562,370,357	940,469,960	205,191,286	577,856	1,145,083,390	2,079,977	2,415,206,990	2,118,442,995
5	Electrical Installation & Generators	651,826,317	57,178,785	96,217	708,908,885	159,565,236	41,789,722	49,092	201,305,867	1,902,798	505,700,220	492,261,081
6	Airconditioning Plant & Airconditioners	124,438,390	23,718,975	137,205	148,020,160	48,042,774	6,303,738	101,642	54,244,870	-	93,775,290	76,395,616
7	Office Equipment	297,520,593	44,691,794	692,558	341,519,829	119,906,137	29,801,184	407,704	149,299,617	-	192,220,212	177,614,456
8	Furniture & Fixtures	335,754,839	101,977,448	-	437,732,287	125,764,262	34,516,499	-	160,280,761	-	277,451,526	209,990,577
9	Fire Fighting Equipment	2,827,041	9,712,542	-	12,539,583	1,860,768	421,362	-	2,282,130	-	10,257,453	966,273
10	Library	175,520	-	-	175,520	175,520	-	-	175,520	-	-	-
11	Boilers	1,470,798	117,667	-	1,588,465	807,943	42,039	-	849,982	-	738,483	662,855
12	Kitchen Equipment	11,576,800	7,412,027	-	18,988,827	3,472,883	892,207	-	4,365,090	-	14,623,737	8,103,917
13	Refrigerators	9,622,391	4,191,266	39,885	13,773,772	2,207,548	553,476	23,639	2,737,385	-	11,036,387	7,414,843
14	Vehicles	97,005,481	22,869,477	3,250,158	116,624,800	36,887,393	9,660,598	860,288	45,687,704	-	70,937,096	60,118,088
15	Wind Electric Generator	31,820,980	5,479,014	10,450,000	26,849,994	9,476,938	496,375	4,970,986	5,002,327	-	21,847,667	22,344,042
16	Work-in-progress	47,001,304	664,548,925	47,305,776	664,244,453	-	-	-	-	-	664,244,453	47,001,304
	Intangible Assets											
1	Goodwill	286,000	-	286,000	-	-	-	-	-	-	-	286,000
2	Software	10,044,121	424,862	-	10,468,983	252,360	1,710,923	-	1,963,283	-	8,505,700	9,791,761
	Total	6,787,258,543	1,877,592,159	71,930,147	8,592,920,554	1,638,796,586	378,340,033	6,991,207	2,010,145,413	14,152,132	6,568,623,010	5,148,461,957
	Less : Depreciaton Written Back	-	-	-	-	277,481	-	-	277,481	-	277,481	277,481
	Total	6,787,258,543	1,877,592,159	71,930,147	8,592,920,554	1,638,519,105	378,340,033	6,991,207	2,009,867,931	14,152,132	6,568,900,491	5,148,739,438
	Previous Year	6,132,330,386	1,667,397,658	1,104,303,644	6,695,424,400	1,380,645,135	311,314,799	37,677,550	1,654,282,384	13,884,310	5,027,257,706	4,751,685,252

* Refer clause 3 (F) (b) in schedule J   ** Refer clause 3 (D) (v) in schedule J

	Face Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.	31.03.2005 No. of Equity Shares/Units	31.03.2005 Value Rs.
SCHEDULE (G)					
Investments					
Non-Trade Investments (At Cost)					
1. Investment in Government Securities National Savings Certificate			128,800		94,800
2. Quoted					
(A) Long Term - Others :					
(i) Indraprastha Medical Corporation Limited Market Value as on 31.03.2006 Rs. 35.85 Per share (Goodwill on acquisition = Rs. 60,118,157/-)	10	15,104,890	203,754,185	13,132,457	144,520,233
(ii) The Lanka Hospitals Corporation Ltd Market Value as on 31.03.2006 SLR 22.25 per share* (Quoted in Colombo Stock Exchange) (Goodwill on acquisition = Rs. 18,353,132/-)	10(SLR)	51,069,000	160,802,453	48,015,000	152,788,049
(B) Short Term - Others :					
(a) Reliance Mutual Fund Market Value as on 31.03.2005 Rs.10.0687 Per unit		-	-	3,794,182	38,202,476
(b) Franklin Templeton Investments Market Value as on 31.03.2005 Rs.10.0265 Per unit		-	-	2,738,175	27,454,313
(c) Kotak Mahindra Mutual Fund Market Value as on 31.03.2005 Rs.10.0078 Per unit		-	-	5,014,507	50,184,180
(d) Canbank Mutual Fund Market Value as on 31.03.2005 Rs.10.0410 Per unit		-	-	4,980,199	50,006,178
(e) H D F C Floating Rate Incom Fund Market Value as on 31.03.2005 Rs.10.0396 Per unit		-	-	25,809	259,112
(f) H D F C Cash Management Fund Savings Plan Market Value as on 31.03.2005 Rs.13.7880 Per unit		-	-	4,160	57,356
(g) H D F C Cash Management Fund Savings Plan Market Value as on 31.03.2005 Rs. 10.6384 Per unit		-	-	7,597	80,807
(h) Prudential ICICI Liquid plan Inst-Daily Dividend Market Value as on 31.03.2005 Rs. 11.8502 Per unit		-	-	264,749	3,137,331
(i) Prudential ICICI Floating Rate plan B short term -Daily Dividend Option Market Value as on 31.03.2005 Rs. 10.0012 Per unit		-	-	3,248	32,480
(j) Prudential ICICI Liquid plan -Daily Dividend Market Value as on 31.03.2005 Rs. 11.8514 Per unit		-	-	1,065	12,616
(k) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 10.8030 Per unit		-	-	18,689	201,893
(m) Birla Sun Life Mutual Fund Market Value as on 31.03.2005 Rs. 16.3706 Per unit		-	-	1,775	29,058
(n) Kotak FMP Series XIV - Growth Market Value as on 31.03.2006 Rs. 10.0947 Per unit		30,000,000	300,000,000	-	-
C/f			664,685,438		467,060,882

	Face Value Rs.	31.03.2006 No. of Equity Shares/Units	31.03.2006 Value Rs.	31.03.2005 No. of Equity Shares/Units	31.03.2005 Value Rs.
B/f			**664,685,438**		**467,060,882**
(o) Kotak FMP Series XXI - Growth Market Value as on 31.03.2006 Rs. 10.0656 Per unit		25,000,000	250,000,000	-	-
(p) Kotak FMP Series 13 - Growth Market Value as on 31.03.2006 Rs. 10.0328 Per unit		10,000,000	100,000,000	-	-
(q) Birla FTP Series E - Growth Market Value as on 31.03.2006 Rs. 10.0387 Per unit		25,000,000	250,000,000	-	-
(r) Reliance Fixed maturity Fund - Qtly Plan III - Series II - Dividend Option Market Value as on 31.03.2006 Rs. 10.0076 Per unit		30,000,000	300,000,000	-	-
(s) RIF - Retail Plan - Growth Plan Market Value as on 31.03.2006 Rs. 10.3775 Per unit		1,943,846	20,172,264	-	-
(t) Reliance Liquid Fund - Cash Plan - Growth option Market Value as on 31.03.2006 Rs.12.3054 Per unit		101,898	1,250,000	-	-
(u) Chola Short term floating rate cum Market Value as on 31.03.2006 Rs.10.3668 Per unit		120,856	1,250,000	-	-
(v) RIF - Retail Plan - Growth Plan - Growth option (Growth) Market Value as on 31.03.2006 Rs. 22.0254 Per unit	10	30,231	665,850	30,231	637,783
3. Unquoted					
(A) Long Term - Others :					
(i) Pinakini Hospitals Limited	10	161,440	1,224,200	161,440	1,224,200
(ii) Kurnool Hospitals Enterprises Limited	10	151,200	1,732,500	176,400	1,732,500
(iii) Family Health Plan Limited (Capital reserve on acquisition = Rs.4,245,685/-)	10	490,000	19,687,248	490,000	14,159,408
(iv) Sunrise Medicare Private Ltd (Parking centre)	10	250,000	2,500,000	250,000	2,500,000
(v) Apollo Health Street Private Ltd #	10		32,435,718	-	-
4. Advance for Investments in Shares for various projects under construction			17,662,300		70,162,300
Total			**1,663,265,518**		**557,477,073**

* SLR - Sri Lankan Rupee

Formerly Apollo Health Street Limited, a Subsidiary

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (H)				
Current Assets, Loans & Advances				
A. Current Assets				
(a) Inventories (at cost)				
(i) Medicines	296,375,479		212,501,329	
(ii) Stores, Spares	58,447,482		57,332,487	
(iii) Lab Materials	9,160,596		7,084,190	
(iv) Surgical Instruments	63,829,748		61,391,921	
(v) Other Consumables	56,009,990		54,935,125	
		483,823,295		393,245,052
(As taken, certified, and valued by management)				
(b) Sundry Debtors				
(Refer clause 14 in schedule J)				
(i) Debtors Outstanding for a period exceeding six months	205,346,558		285,902,699	
(ii) Others	721,799,632		655,179,917	
Less : Provision for bad debt	23,781,480		9,380,424	
		903,364,710		931,702,192
(c) Cash and Bank Balances				
(i) Cash on hand	22,948,068		12,713,098	
(ii) In current A/c with scheduled banks	322,580,068		225,070,848	
(iii) Balance with non scheduled bank	5,049,320		2,660,709	
(iv) In Deposit A/c with scheduled banks	188,573,079		44,205,188	
		539,150,535		284,649,843
B. Loans and Advances				
(Refer clause 14 in schedule J)				
(a) Advances				
(a) For capital items	4,668,145		7,861,991	
(b) To suppliers	55,422,774		20,396,077	
(c) Others advances	594,840,937		363,145,030	
(d) Staff advances	10,094,587		7,633,379	
		665,026,443		399,036,477
(b) Advance tax		595,376,034		326,626,034
(c) Deposits				
(a) With Government	34,976,247		28,562,600	
(b) With others	231,743,533		106,406,698	
		266,719,780		134,969,298
(d) Prepaid Expenses		55,827,128		33,599,144
(e) Rent Receivables		2,081,923		1,945,594
(f) Service Charges Receivables		5,538,600		4,753,950
(g) Tax deducted at Source		130,865,118		65,873,485
(h) Franchise Fees Receivable		992,100		915,463
(i) Royalty Receivable		2,230,290		395,450
Total		**3,650,995,956**		**2,577,711,982**

	31.03.2006		31.03.2005	
Schedule (I)				
Miscellaneous Expenditure				
(To the extent not written off)				
(a) Deferred Revenue Expenditure		11,039,433		24,472,093
(b) Preliminary Expenditure		6,700,000		8,875,000
Total		**17,739,433**		**33,347,093**

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (I)				
Other Income				
(a) Interest Earned		5,508,921		6,788,201
(b) Dividend		64,068,064		6,856,805
(c) Income from Treasury Operations		25,261,258		-
Total		**94,838,243**		**13,645,006**
SCHEDULE (II)				
Operative Expenses				
(a) Materials Consumed				
Opening Stock	353,637,557 *		310,796,063	
Add :				
Purchases	3,809,658,745		3,035,328,965	
Customs Duty	1,460,852		1,483,247	
Freight Charges	3,817,004		3,553,542	
Less :	4,168,574,158		3,351,161,817	
Closing Stock	439,846,467	3,728,727,691	360,576,822	2,990,584,995
(b) Fees to Consultants		1,080,008		996,250
(c) Power & Fuel		244,433,319		227,019,562
(d) House Keeping Expenses		85,861,071		74,161,548
(e) Water Charges		26,779,453		26,426,034
(f) Other Expenses		1,526,956		3,080,570
(g) Web Cost		-		5,298,186
Total		**4,088,408,498**		**3,327,567,145**
SCHEDULE (III)				
Payments to and Provisions for Employees				
(a) Salaries& Wages		951,843,978		858,752,110
(b) Contribution to Provident Fund		48,980,657		47,414,225
(c) ESI		3,446,969		2,426,899
(d) Gratuity		16,923,373		12,016,200
(e) Staff Welfare Expenses		74,405,408		73,544,715
(f) Staff Education & Training		6,425,683		13,691,581
(g) Bonus		25,376,800		8,593,914
Total		**1,127,402,868**		**1,016,439,644**

* Excludes Value Added Tax (VAT)

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
SCHEDULE (IV)				
Administrative & Other Expenses				
(a) Rent		172,697,957		152,239,179
(b) Rates & Taxes		30,497,567		28,145,226
(c) Printing & Stationery		80,739,402		62,028,473
(d) Postage& Telegram		8,710,720		12,991,435
(e) Insurance		25,920,742		20,484,725
(f) Directors Sitting Fees		1,120,000		670,000
(g) Advertisement, Publicity & Marketing		99,336,593		84,249,710
(h) Travelling & Conveyance		97,024,879		128,593,852
(i) Subscriptions		3,325,103		1,676,402
(j) Security Charges		20,368,773		16,260,359
(k) Legal & Professional Fees		158,708,269		134,281,281
(l) Continuing Medical Education & Hospitality Expenses		7,477,508		5,545,801
(m) Hiring Charges		4,477,187		8,182,994
(n) Seminar Expenses		1,034,135		1,501,590
(o) Audio & Video Charges		14,616,341		10,875,869
(p) Telephone Expenses		37,973,451		31,237,465
(q) Books & Periodicals		3,810,036		3,499,408
(r) Miscellaneous Expenses		40,158,522		33,507,727
(s) Bad Debts Written off		37,068,094		39,569,147
(t) Provision for Bad Debt		17,082,000		8,344,637
(u) Donations		4,286,162		6,354,613
(v) Royalty		886,996		1,770,747
(w) Repairs & Maintenance to				
(i) Building	93,528,231		85,253,103	
(ii) Equipments	124,124,039		129,646,043	
(iii) Vehicles	12,220,433		9,320,162	
(iv) Office Maintenance & Others	56,071,015		44,696,478	
		285,943,718		268,915,786
(x) Loss on Sale of Assets		1,005,948		1,765,467
(y) Management Fee		-		7,956,132
Total		**1,154,270,103**		**1,070,648,025**
SCHEDULE (V)				
Financial Expenses				
(a) Interest on				
i. Fixed Loans	198,750,558		144,605,816	
ii. Fixed Deposits	11,563,714		28,233,508	
iii. Debentures	12,162,516		51,359,753	
iv. Other Unsecured Loans	-		818,059	
		222,476,788		225,017,136
(b) Bank Charges		12,621,254		12,463,660
(c) Brokerage & Commission		6,632,367		852,782
(d) Leasing Charges		1,863,340		4,101,776
Total		**243,593,749**		**242,435,354**

Schedule (J)

Accounting Policies & Notes Forming Part of Consolidated Accounts of Apollo Hospitals Enterprise Limited, its Subsidiaries, Associates and Joint Ventures.

1. **BASIS OF ACCOUNTING**

The financial statements are prepared under the historical cost convention under accrual method of accounting and as a going concern, in accordance with the Generally Accepted Accounting Principles (GAAP) prevalent in India and the Mandatory Accounting Standards issued by the Institute of Chartered Accountants of India (ICAI) and according to the provisions of the Companies Act, 1956.

2. **BASIS OF CONSOLIDATION**

The Consolidated Financial Statements have been prepared in accordance with Accounting Standard 21-Consolidated Financial Statements, Accounting Standard 23-Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27-Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

Investment in Subsidiaries

1. **The Subsidiary Companies considered for the purpose of consolidation are:**

Name of the Subsidiary	Country of Incorporation	Percentage of holding as on 31.03.2006	Percentage of holding as on 31.03.2005
Unique Home Health Care Limited	India	100.00	100.00
AB Medical Centres Limited	India	100.00	100.00
Apollo Health and Lifestyle Limited	India	100.00	100.00
Samudra Healthcare Enterprises Limited *	India	100.00	-
Apollo Hospitals International Limited	India	55.35	55.35
Imperial Cancer Hospital & Research Centre Limited @	India	51.00	-
Apollo Hospital (UK) Limited #	United Kingdom	100.00	-

* During the year, Apollo Hospitals Enterprise Limited has acquired 8,887,934 equity shares of Rs. 10/- each for Rs. 101,000,000 from the original shareholders / promoters of Samudra Healthcare Enterprises Limited as per the Share Purchase agreement dated 29.11.05 and taken over the management of the company. Further, share application money of Rs 149,500,000 paid by the acquiring company has been used to repay existing secured and unsecured loans of Samudra Healthcare Enterprises Limited.

@ During the year, Apollo Hospitals Enterprise Limited has acquired 9,981,000 equity shares of Rs.10/- each for Rs. 298,810,000 in Imperial Cancer Hospital and Research Centre Limited . acquiring 51% of equity stake in the company. The share capital of Imperial Cancer Hospital and Research Centre Limited has been re structured as per the shareholders agreement.

During the year, Apollo Hospitals Enterprise Limited has incorporated a wholly owned foreign subsidiary Apollo Hospital (UK) Limited, in the United Kingdom.

2. Financial Statements of all subsidiaries , associates and joint ventures have been drawn upto 31st March 2006.

3. Minority Interest consists of their share in the net assets of the subsidiaries, as on the date of Balance Sheet.

4. The amount of Deferred Revenue Expenditure (attributable to the Holding Company) not written off at the end of the financial year immediately preceding the date of acquisition of the Subsidiary Company has been duly adjusted and the amount appearing as deferred revenue expenditure in the Balance Sheet are those pertaining to the post acquisition period.

Investment in Associates:

1. The Associate Companies considered in the Consolidated Financial Statements are:

Name of the Associate Company	Country of Incorporation	Proportion of ownership interest (%) 2005-2006	Proportion of ownership interest (%) 2004-2005
Indraprastha Medical Corporation Limited *	India	16.48	14.33
Family Health Plan Limited	India	49.00	49.00
Apollo Health Street Private Limited #	India	49.88	75.81 (formerly a subsidiary)
The Lanka Hospitals Corporation Limited	Sri Lanka	32.61	30.66

* Apollo Hospitals Enterprise Limited directly holds 14.33 % in Indraprastha Medical Corporation Limited and a further 2.15% through its wholly owned subsidiary Unique Home Health Care Limited

Pursuant to the terms mentioned in the shareholders and the subscription agreement entered into with the foreign investors, the shareholders have accorded their consent for conversion of the Company to a private limited Company on April 21, 2005 and Registrar of Companies, Tamil Nadu, have accorded their approval on May 25, 2005.

2. The financial statements of all associates are drawn upto 31st March 2006.

3. The Financial Statements of The Lanka Hospitals Corporation Limited are prepared in Sri Lankan Rupees and translated in Indian Rupees using the exchange rate as at 31.03.2006 of SLR 1.00 = INR 0.43479. The Balance Sheet and the related statements of Income, Cash Flow, Changes in Equity and the Accounting Policies and Notes ("Financial Statements") of the company are prepared in accordance with the Accounting Standards issued by the Institute of Chartered Accountants of Sri Lanka. The Financial Statements of the company are prepared under the historical cost convention.

4. During the year the parent company has received dividend aggregating to Rs. 15.11 million in respect of investment in associates.

Interests in Joint Ventures:

1. The following are jointly controlled entities.

Name of the Company	Country of Incorporation	Proportion of ownership interest (%) 2005-2006	Proportion of ownership interest (%) 2004-2005
Apollo Gleneagles Hospitals Limited	India	50.00	49.00
Apollo Gleneagles PET - CT Limited	India	50.00	-
Universal Quality Services LLC #	Dubai	49.00	49.00

In respect of Universal Quality Services LLC, in the absence of any business activity during the year 2005-06, the effect of the operations has not been included in the Consolidated Financial Statements. The Company is in the process of being liquidated after obtaining necessary statutory permissions. The whole of the amounts in the form of investments and advances have been written off in the books of Apollo Hospitals Enterprise Limited.

2. The financial statements of all Joint Ventures are drawn upto 31st March 2006.

A. As far as possible the Consolidated Financial Statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances and are presented in the same manner as the Company's separate financial statements.

B. The effects arising out of variant accounting policies among the group companies have not been calculated and dealt with in the Consolidated Financial Statements since it is impracticable to do so. Accordingly, the variant accounting policies adopted by the Associates and Joint Ventures have been disclosed in the financial statements.

C. For the fiscal years ending 31st March 2004 and 2003, the financial statements of the Subsidiary Companies have been published along with the financial statements of the Parent Company. For the fiscal year ending 31st March, 2006, the company (AHEL) has been exempted from publishing the standalone accounts of six of its subsidiaries, under section 212 of the Companies Act, 1956. However, necessary disclosure under section 212 has been made. The accounts of the seventh subsidiary, Apollo Hospital (UK) Limited have been published under section 212 of the Companies Act, 1956. No Profit and Loss Account has been prepared since the Company is yet to commence its operations. Hence the notes to accounts (Schedule J of the Consolidated Financial Statements) for the year ending 31st March 2006 are inclusive of the relevant notes appearing in the standalone financial statements of the Holding Company.

D. In the case of foreign associate, the assets, liabilities, income and expenses have been translated at exchange rates prevailing on the date of balance sheet. The difference between the cost of investment and the net assets attributable to the company as at the balance sheet date arising out of exchange rate fluctuation has been charged off against the reserves.

3. ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported values of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from the estimates.

B. Inventories

a. The inventories of all medicines, Medicare items traded and dealt with by the Company are valued at cost applying the FIFO method.

b. Stock of provision, stores, stationery and house keeping items are stated at cost applying the FIFO method.

c. Surgical instruments, linen, crockery and cutlery are subject to 1/3 write off wherever applicable.

d. Imported Inventory:

- Stocks already paid for are accounted for at the exchange rates prevailing at the respective dates of payment.
- Stocks for which payments were still outstanding on 31st March, 2006 are accounted for at the applicable exchange rates prevailing on that date.

C. Prior Period Items

Prior period expenses and income are separately identified, classified, and dealt with as required under Accounting Standard 5 on "Net Profit or Loss for the Period, Prior Period items and Changes in Accounting Policies" issued by the Institute of Chartered Accountants of India.

D. Depreciation

Apollo Hospitals Enterprise Limited

i. Depreciation has been provided

a. On assets installed after 1st April, 1987 on straight line method at rates specified in Schedule XIV to the Companies Act, 1956 on single shift basis.

b. On assets installed prior to 2nd April 1987 on straightline method at the rates equivalent to the Income Tax rates.

ii. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of acquisition to the end of the financial year.

iii. In respect of the assets sold during the year, depreciation has been provided from the beginning of the year till the date of its disposal.

iv. Individual assets acquired for Rs.5,000/- and below are fully depreciated in the year of acquisition.

v. Amortization:

a. The cost of land and building taken on lease by the company from Orient Hospital, Madurai will be amortised over a period of 30 years though the lease is for a period of 60 years.

b. Unrealised amounts on project development and pre-operative project expenses incurred at Bilaspur Hospital amounting to Rs.56,622,740/- are included in advances and deposits account. The above expenses incurred on project will be amortised over the balance lease period of 18 years. The amount amortised during the current year is Rs.3,145,718/- balance yet to be amortised as on 31.03.2006 is Rs.44,039,898/-.

c. A lease rental on operating leases is recognised as an expense in the Profit & Loss account on straight line basis as per the terms of the agreement.

Apollo Health and Lifestyle Limited

Fixed Assets are stated at the cost of acquisition less accumulated depreciation. Direct costs relating to acquisition of fixed assets are capitalized until the assets are ready to be put to use. These costs include freight, installation costs, duties and taxes, and other allocated expenses. Depreciation is provided using the straightline method, 'pro rata' for the period of use of the assets, at annual depreciation rates stipulated in Schedule XIV to the Indian Companies Act, 1956, or based on the estimated useful lives of the assets, whichever is higher, as follows:

Assets	Rates of Depreciation (%)
Furniture & Fittings	6.33
Leasehold Improvements	20.00
Leasehold Improvements - Furniture	6.33
Office Equipment	4.75
Air Conditioners	4.75
Electrical Installation	4.75
Computers	16.21
Vehicles	20.00

Fixed Assets having an original cost less than Rs.5000 individually are fully depreciated in the year of purchase or installation. Assets under finance lease are amortized over the useful life or lease term, as appropriate.

Apollo Gleneagles Hospital Limited

Depreciation on fixed assets is provided for on straight line basis as follows:

(a) Hospital Buildings - at 3.33 %.

(b) Other Assets - As per Schedule XIV of the Companies Act, 1956.

The cost of leasehold land has not been amortised over the period of lease, since the lease is intended to be renewed on the expiry of the stipulated period. Capital Work in Progress includes advances given for the project.

Apollo Gleneagles PET CT Limited

Depreciation has been provided on straight line method at the rates specified in the Schedule XIV to the Companies Act 1956 on prorata basis - Number of days for all assets from date of commencement of commercial operations on 12th October 2005.

The Lanka Hospitals Corporation Limited

Depreciation has been provided on a consistent basis so as to write off the cost of Property, Plant and Equipment over their estimated useful lives as follows. The depreciation is provided at the following rates based on the new useful lives.

Assets	Rates of Depreciation (%)
Motor Vehicles	25
Furniture & Fittings	10
Computers	15
Office Equipment	10
Other Equipment	6.14
Buildings on Lease Hold land	2.5
Medical Equipment	6.62
Medical Vehicles	25

The company uses the straight-line method in computing depreciation.

A full year's Depreciation is provided on Property, Plant and Equipment in the year of disposal whereas no depreciation is provided in the year of purchase or commissioning.

Apollo Health Street Private Limited

Depreciation is provided using the straight line method as per useful life of the assets estimated by the management, or at the rates prescribed under Schedule XIV of the Companies Act, 1956 whichever is higher, except as stated hereunder:

- In case of Apollo Health Street Inc. USA, depreciation is provided at rates based on the estimated useful life of the respective assets as determined by the management.
- Leasehold improvements are amortised over shorter of lease period and estimated useful life;
- Acquired Goodwill, other than arising on consolidation is amortised in two years; and
- Library books are fully depreciated in the year of purchase.

Individual assets costing up to or less than Rs.5,000/- (excluding those included under leasehold improvements) is fully depreciated in the year of purchase.

The management has re-estimated the useful life of all categories of assets which has resulted in change in depreciation rates with respect to Computers & Computer equipment, Office equipment, Furniture & Fittings and Vehicles from rates prescribed under Schedule XIV of the Companies Act, 1956 to 33.33%, 20%, 20% and 20% respectively.

Had the Company continued to charge depreciation as per the rates prescribed under Schedule XIV of the Companies Act, 1956, the depreciation for the current year would have been lower and profit for the current year would have been higher by Rs. 18,193,064/-.

Family Health Plan Limited

Fixed assets are stated at cost of acquisition. Depreciation of fixed assets has been provided on written down value method at the rates prescribed in schedule XIV of the Companies Act, 1956. Depreciation on new assets acquired during the year has been provided at the rates applicable from the date of its acquisition to the end of the financial year.

E. Revenue Recognition

Apollo Hospitals Enterprise Limited

(i) Income from Healthcare Services is recognised on completed service method. The Hospital collections of the company are net of discounts of Rs.32,791,997/- (Rs.1,570,876/-)

(ii) Pharmacy Sales are stated net of returns, discounts, adjusted for export incentives exchange fluctuations on export receivables and inclusive of Sales Tax and exclusive of Value Added Tax (VAT) where applicable.

(iii) Lease rental income on operating leases is recognised as an income in the profit and loss account on straight line basis as per the terms of the agreement, in accordance with Accounting Standard 19 'Leases" issued by the Institute of Chartered Accountants of India.

(iv) Hospital Project Consultancy income is recognised as and when it becomes due, on percentage completion method, on achievement of milestones.

(v) Income from Treasury Operations is recognised on receipt basis.

Unique Home Health Care Limited

Income from Medical Services is accounted for on accrual basis. The collections of the Company are net of payment to nurses. Non repayable membership fees collected from patients are accounted for as Capital Fund treating them as Capital Receipts.

Apollo Health and Lifestyle Limited

The Company has recognized revenue as follows.

a) With reference to the License fee 100% on operational clinics. On others on a prorata basis, based upon progress of work and date of signing the agreements.

b) Operating Licence Fees income has been recognised based on the percentage of the gross sales of operational clinics from the date of commencement till March 31,2006.

Apollo Gleneagles Hospital Limited

Revenue is recognised on rendering of services and is net of discounts there against. Income from operations include charges on account of in- patient and out-patient services, diagnostic and other medical services and other relatable charges.

Apollo Gleneagles PET - CT Limited

Revenue is recognised on a accrual basis. Revenue comprises income from services rendered to patients for diagnosis.

The Lanka Hospitals Corporation Limited

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognised.

Hospital services : Revenue is recognised at the point of invoicing.

Sales of goods (Pharmaceuticals) : Revenue from the sale of goods is recognised at the point of invoicing.

Interest Income : Interest income is recognised on an accrual basis unless collectibility is in doubt.

Rental income : Rental income is recognised on an accrual basis.

Other income : Other income is recognised on an accrual basis.

Apollo Health Street Private Limited

The Company recognises revenue on the following basis:

(a) Software development and implementation	Software Development: On the basis of software developed and billed, as per the terms of contracts based on milestones achieved under the percentage of completion method. Software implementation: On the completion of installation and based on the terms of arrangements with the concerned parties, except where the payment terms are extended beyond the normal credit period the revenues are recognised as the payment becomes due from the customer.
(b) Online medical education	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties or on a time proportion basis over the period of such services.
(c) Professional services fees including medical coding and billing services	On rendering of the services based on the terms of the agreements/arrangements with the concerned parties.
(d) Website development	As per the terms of agreements based on milestones achieved under the percentage of completion method.
(e) Course fees	On a time proportion basis over the duration of course and is stated net of discounts.
(f) Membership and subscription	On a time proportion basis over the period of membership/subscription to the facilities.
(g) Health check ups	On the provision of agreed services.
(h) Course admission fees	On an upfront basis at the time of admission.

Indraprastha Medical Corporation Limited

(i) Revenue is recognised on accrual basis. Hospital Revenue comprises of income from services rendered to the out-patients and in-patients. Revenue also includes value of services rendered pending billing in respect of in-patients undergoing treatment as on 31st March 2006.

(ii) The revenue in respect of export benefits is recognised on the basis of foreign exchange eamed in the previous financial year at the rate at which entitlement accrues.

Family Health Plan Limited

The revenue from TPA operations is accounted in line with the wordings in the mediclaim policy, which specifies the conditions under which the premium paid will be refunded, thereby aligning the revenue recognition with the policy wordings. All other streams of revenue are being recognized on accrual basis and prorated till the end of the financial year. Income from TPA operations is recognized inclusive of applicable service tax.

F. Fixed Assets

Apollo Hospitals Enterprise Limited

a. All Fixed Assets have been stated at cost less accumulated depreciation and impairment losses recognised. Additional cost relating to the acquisition and installation of fixed assets are capitalised. Additional cost arising out of the increase in liability on account of fluctuations in foreign currency has been added to the cost of the assets.

b. Land which was revalued in prior years by Rs.103,133,472/- (Chennai Hospital Division = Rs.50,080,324/- and Hyderabad Hospital Division = Rs.53,053,148/-) was written back to its original cost in 2002-03.

c. Assets acquired under Hire Purchase agreements are capitalised to the extent of principal value, while finance charges are charged to revenue on accrual basis.

d. Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations for the expansion activities of the company are capitalised.

Samudra Healthcare Enterprises Limited

The company has returned / reduced equipment worth Rs. 88,22,000/- from gross block of assets during the year and to that extent the gross block of fixed assets is reduced and depreciation charged is written back.

Imperial Cancer Hospital & Research Centre Limited

Fixed Assets including the Capital Work in Progress has been re structured as per the shareholders agreement .The value of Land has been reinstated in the books of account at Rs. 200.00 million and the excess over book value Rs. 199.00 million has been accounted as Revaluation Reserve.

Apollo Gleneagles PET - CT Limited

Interest on borrowings for acquisition of fixed assets and related revenue expenditure incurred for the period prior to the commencement of operations are capitalised to Medical Equipment..

The Lanka Hospitals Corporation Limited

The Property, Plant and Equipment are stated at cost less accumulated depreciation.

The cost of Property, Plant and Equipment is the cost of purchase or construction together with any expenses incurred in bringing the assets to its working conditions for its intended use.

Expenditure incurred for the purpose of acquiring, extending or improving assets of a permanent nature by means of which to carry on the business or to increase the earning capacity of the business has been treated as capital expenditure.

Capital work in progress is transferred to the respective asset account at the time of the first utilisation of the asset or at the time the asset is commissioned.

G. Investments

a. Long-term investments are stated at cost to the Company.

b. A provision for diminution, if any, is made to recognise the decline other than temporary in the value of long term Investments.

c. Current Investments are valued at lower of cost or market value.

d. In case of foreign investments, the cost is the rupee value of the foreign currency on the date of the investment. The face value of the foreign investments is shown at the face value reflected in foreign currency of that related country.

H. Government Grants

The Lanka Hospitals Corporation Limited

Government grants received to compensate the company for the cost of an asset is recognised in the balance sheet as deferred income when there is a reasonable assurance that it will be received and that the company will comply with the conditions attaching to it. Grants so deferred are recognised in the income statement as income on a systematic basis over the useful life of the asset.

I. **Miscellaneous Expenditure**

Apollo Hospitals Enterprise Limited

Preliminary, Public Issue, Rights issue Expenses and expenses on private placement of shares are amortised over 10 years.

Apollo Hospitals International Limited

Preliminary expenses are amortised over a period of 5 years

Apollo Health Street Private Limited

Preliminary expenses relating to incorporation of the Company are amortised equally over a period of 5 years. Share issue expenses are amortised equally over a period ol 3 years.

Indraprastha Medical Corporation Limited

Preliminary expenses and expenses incurred for public issue including commission for subscription of shares and brokerage is amortised over a period of ten years.

J. **Deferred Revenue Expenditure**

Apollo Hospitals Enterprise Limited

Special advertisement expenditure, software expenses and expenditure incurred on the upgradation of the building of AB Medical centres Limited upto the commencement of the lease in the year 2003-04 are written off over a period of five years.

Apollo Gleneagles Hospital Limited

Balance of deferred revenue as on 01.04.2004, have been continued to be expensed over originally contemplated period of 5 years

K. **Intangible Assets**

Apollo Hospitals Enterprise Limited

Intangible assets are initially recognized at cost and amortised over the best estimate of their useful life.

Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortized over a period of 36 months.

Apollo Health and Lifestyle Limited

In the year 2003-04 the company has implemented the Accounting Standard -26 "Intangible Assets" issued by the Institute of Chartered Accountants of India. However, the management of the company feels that the amortization of this expenditure would be on the basis of number of clinics in operation, which would be the best estimate of the useful economic life of this intangible asset.

Trademark and Concept Rights: The company has entered into an agreement with Apollo Hospitals Enterprise Limited and has incurred an expenditure of Rs.29,100,190/-. This expenditure is towards the usage of "Apollo" name by the company for the franchisee clinics and also for the concept of franchisee mode of business. The expenditure on such licensing is amortised in proportion to the number of clinics that are in operation.

Apollo Gleneagles Hospital Limited

Intangible assets are recognised at cost comprising purchase price inclusive of import duties, if any, and other taxes. Expenditure on intangible items are recognised as an expense unless it forms part of the cost of acquisition of an eligible intangible asset. Depreciable amount of such asset is allocated on systematic basis on the best estimates of its useful life. Cost of software including directly attributable cost, if any, acquired for internal use, is allocated / amortized over a period of 36 months.

Apollo Health Street Private Limited

An intangible asset is recognised, as an asset only if it is probable that the future economic benefits that are attributable to the asset will flow to the Company. Intangible assets are stated at cost less accumulated amortization.

Cost of software is amortized on the straight-line basis over useful life of asset estimated by management, which is two years. Goodwill arising on consolidation of acquired subsidiaries is carried at cost.

Indraprastha Medical Corporation Limited

Intangible Assets are stated at cost less accumulated amortisation. Intangible assets are amortised on straight line method over the estimated useful life of the assets. The useful life of the intangible assets for the purpose of amortization is estimated to be three years.

L. Employee Benefits

Apollo Hospitals Enterprise Limited

a. Contributions to PF are accounted on accrual basis.

b. The company has covered gratuity liability under the LIC's Group Gratuity cum Life Assurance Scheme.

c. The Company has no 'Leave encashment scheme' as a part of 'Retirement Benefits Scheme'. The employees of the company are entitled to encash their unavailed leave accrued during the course of their employment in accordance with the Company's rules and regulations. The same is therefore accounted as and when claimed.

Unique Home Health Care Limited

Gratuity has been provided for employees based on the provisions of Payment of Gratuity Act.

Apollo Gleneagles Hospital Limited

Liability for leave encashment is recognised as per the management's estimates.

Apollo Gleneagles PET - CT Limited

The company does not have any gratuity liability as on the date of the balance sheet

Family Health Plan Limited

The company has made provision for payment of gratuity to employees as per the actuarial valuation.

Apollo Health Street Private Limited

a. Liability towards gratuity is accrued and provided for in the manner stipulated under the Payment of Gratuity Act, 1972 on the basis of actuarial valuation made at the end of each financial year.

b. Liability towards leave encashment is accrued and provided for on the basis of actuarial valuation made at the end of each financial year.

c. Liabilities of the subsidiary Apollo Health Street Inc., towards various state and federal employee benefits such as (a) social security; (b) employer federal unemployment benefits etc., is limited to the amounts contributed to the respective authorities.

d. Employee Compensation expenses in respect of stock options granted to the employees are recognised over the expected life of the option using intrinsic value method as prescribed in 'Guidance Note on Accounting for Employee Share based payments" issued by the Institute of Chartered Accountants of India.

The Lanka Hospitals Corporation Limited

Full provision has been made on account of Retiring Gratuity from the first year of service of the employee, in conformity with the Sri Lanka Accounting Standard No. 16 - "Retirement Benefit Costs" at half (1/2) month's salary for each year's service. However, according to the Payment of Gratuity Act No.12 of 1983, the liability for gratuity to an employee arises only on completion of five years of continued service with the company. The liability is not externally funded nor actuarially valued. The item is grouped under Non-Current Liabilities in the Balance Sheet.

Indraprastha Medical Corporation Limited

The Company has provided for the liability for leave encashment for the year on the basis of actuarial valuation as at the end of the financial year.

M. Provision for Current and Deferred Tax

Apollo Hospitals Enterprise Limited

i. Income tax is computed using the tax effect accounting method, where taxes are accrued in the same period as and when the related revenue and expense arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions.

ii. The differences that result between the profit calculated for income tax purposes and the profit as per the financial statements are identified and thereafter deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered.

Apollo Hospitals International Limited

In the perception of the Management, the accumulated carry forward loss will be absorbed virtually over a period of time. Hence Deferred Tax Assets to the extent of Rs. 77,873,200/- is recognised.

Apollo Health and Lifestyle Limited

The company has made a provision of Minimum Alternate Tax of Rs.223,708/- as per provisions of Income Tax Act. As per Para 17 of AS 22, on consideration of prudence, no deferred tax asset is created as the company has significant carry forward losses and unabsorbed depreciation.

Apollo Gleneagles Hospital Limited

The Company has significant amount of carried forward losses and depreciation under the Income Tax Act, 1961. However, as a matter of prudence deferred tax assets has been recognized to the extent there is deferred tax liability and as such, there is no impact of the same on these accounts.

The Lanka Hospitals Corporation Limited

In accordance with the powers conferred on the Board of Investment of Sri Lanka under Section 17 of the BOI Law No 4 of 1978 the profits of the hospital are exempt from income tax for a period of 12 years.

No deferred taxation has been provided in the Financial Statements, in view of the tax holiday enjoyed by the company.

Indraprastha Medical Corporation Limited

For the current year ended 31st March, 2006, timing differences have resulted in a net deferred tax credit amounting to Rs. 12,585,998/- which is adjusted to the provision for taxation for the year.

Family Health Plan Limited

The Company has reversed net deferred tax liability of Rs.667,099/-, arising out of timing differences during the year 2005-2006

N. Provision for Doubtful Debts

Apollo Hospitals Enterprise Limited

On the recommendation of the Audit Committee, the Board of Directors have approved a policy for Bad Debts.

Apollo Gleneagles Hospital Limited

Receivables remaining outstanding for more than 180 days are provided for to the extent of 50% and those for more than 365 days or otherwise considered doubtful are fully provided for at the end of the year.

Apollo Health Street Private Limited

The Company periodically evaluates customers' dues to the Company for collectibles. The need for provisions is assessed based on various factors including collectibility of specific dues, risk perceptions of the industry in which the customers operates, and general economic factors, which could effect the customers ability to settle. The company normally creates provision for debtors as follows:

Period Outstanding	Domestic Debtors	Export Debtors
> 6 months	Nil	50%
> One Year	50%	100%
> Two Years	100%	NA

Until previous year, the company used to provide for export debtors on similar basis as domestic debtors as mentioned above. Had the company followed earlier method of providing for bad debts, the bad debt expense would have been lower by and profit for the year would have been higher by Rs.935,685/-.

O. Segment Reporting

Apollo Hospitals Enterprise Limited

The accounting policies adopted for segment reporting are in line with the accounting policies of the company with the following additional policies for Segment reporting:

i. Revenue and expenses have been identified to segments on the basis of their relationship to the operating activities of the segment. Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis, have been included under "unallocable expenses".

ii. Inter segment revenue and expenses are eliminated.

P. Earnings per Share

Apollo Hospitals Enterprise Limited

In determining earnings per share, the company considers the net profit after tax, preference dividend and includes the post-tax effect of any extra-ordinary items. The number of shares used in computing Basic Earnings per Share is the weighted average number of shares outstanding during the period. For computing Diluted Earnings per Share, potential equity is added to the above weighted average number of shares.

Q. Leases

Apollo Gleneagles Hospital Limited

The cost of leasehold land has not been amortised over the period of lease, since the lease is intended to be renewed on the expiry of the stipulated period.

Apollo Gleneagles PET CT Limited

Lease rentals on operating leases is recognised as an expense in the profit and loss account on straight line basis as per the terms of the agreement.

Apollo Health Street Private Limited

Finance Lease: Leases, which effectively transfer to the Company, substantially all the risks and benefits incidental to ownership of the leased item, are capitalised at the lower of the fair value and present value of the minimum lease payments at the inception of the lease term and disclosed as leased assets. Lease payments are apportioned between the finance charges and reduction of the lease liability based on the implicit rate of return. Finance charges are charged directly against income.

If there is no reasonable certainty that the company will obtain the ownership by the end of the lease term, capitalized leased assets are depreciated over the shorter of the estimated useful life of the assets or the lease term.

Operating Lease: Leases where the lessor effectively retains substantially all the risks and the benefits of ownership of the leased assets are classified as Operating leases. Operating lease payments are recognised as an expense in the Profit and Loss Account on a straight-line basis over the lease term.

Fixed assets include Computer and Vehicle obtained under finance lease arrangements. The finance lease terms are for a period of three to four years and it is more likely than not that at the end of the lease term the legal title will pass to the lessee. There is no escalation clause in the lease agreement. There are no restrictions imposed by lease arrangements.

The Lanka Hospitals Corporation Limited

Operating Leases : Leases where the lessor effectively retains substantially all the risks and benefit of ownership over the leased term are classified as operating leases. Rentals paid under operating leases are recognised as an expense over the lease term. Premiums paid are carried forward and amortised over the entire lease period.

Commitment on Land Lease: The Company has entered into a 99 year lease agreement with the Urban Development Authority. In terms of this agreement Rs 16.12 million is to be paid within the period of annual lease premiums payable are as follows.

Year	Annual Lease Premiums (Exchange Rate of SLR 1.00 = INR 0.43479)	
1999 to 2003	4,031,092	(Excluding Taxes)
2004 to 2025	8,062,184	(Excluding Taxes)
2026	4,031,092	(Excluding Taxes)

Premiums paid on each installment is carried forward and amotised over the 99 year period, in accordance with the said agreement.

From the year 2027 SLR 7,000/- per annum is payable as nominal ground rent for 5 years. Thereafter the said ground rent will be revised every 5 years on the basis of an annual increase no greater than the average weighted deposit rate published by the Central Bank of Sri Lanka prevailing at the end of each year or 10% per annum whichever is lower.

Family Health Plan Limited

The expenditure on the development of leasehold assets represents expenditure incurred by the company towards interior and temporary structure in the leased accommodation. The same is being written off over the primary period of lease.

R. Foreign Currency Transactions

Apollo Hospitals Enterprise Limited

a. Current assets and current liabilities are converted at closing year-end rates or contracted forward rates as applicable.

b. Exchange differences relating to Fixed Assets are adjusted in the cost of the asset.

c. Translated exchange losses or gains are dealt with in the Profit & Loss Account in accordance with Accounting Standard 11 - "Accounting for the Effects of changes in Foreign Exchange Rates", issued by the Institute of Chartered Accountants of India

d. Currency swap transactions: Currency swap transactions are accounted for on the date of settlement and realised gain/loss in respect of settled contracts are recognised in the Profit and Loss account.

Apollo Health Street Private Limited

Foreign Currency Translations :

Effective for accounting periods commencing on or after April 1, 2004 the Institute of Chartered Accountants of India ("the ICAI") has revised Accounting Standard 11 on accounting for "The Effects of Changes in Foreign Currency Rates". The AS 11 (Revised) requires that in accordance with the guidance provided under the revised AS 11, the reporting enterprises shall classify their foreign operations as "integral foreign operations" or "non-integral foreign operations".

Based on the analysis of the following factors the management of the Company has designated its overseas subsidiary Apollo Health Street Inc. as an "integral foreign operations" of the Company:

a. Apollo Health Street Inc's operations are under direct supervision and control of the Company's management;

b. There are high proportion of inter-company transactions;

c. Apollo Health Street Inc's operations are mainly financed by the Company;

d. Costs of labour, material and other components of Apollo Health Street Inc's operations are mainly in Indian Rupee i.e. reporting currency of the Company;

e. Cash flows of Apollo Health Street Inc's have direct impact on the cash flows of the Company.

In accordance with AS 11 (Revised), the financial statements of integral foreign operation, including foreign branches, have been translated as if the transactions of foreign operation had been those of the Company.

Foreign Currency Transactions:

Initial Recognition

Foreign currency transactions are recorded in the reporting currency, by applying to the foreign currency amount the exchange rate between the reporting currency and the foreign currency at the date of the transaction.

Conversion

Foreign currency monetary items are reported using the closing rate. Non monetary items which are carried in terms of historical cost denominated in a foreign currency are reported using the exchange rate at the date of the transaction; and non-monetary items which are carried at fair value or other similar valuation denominated in a foreign currency are reported using the exchange rates that existed when the values were determined.

Exchange Differences

Exchange differences arising on the settlement of monetary items or on reporting company's monetary items at rates different from those at which they were initially recorded during the year or reported in previous financial statements, are recognised as income or as expenses in the year in which they arise. Exchange differences arising in respect of fixed assets acquired from outside India are capitalised as part of fixed asset. Exchange differences on liability relating to fixed assets acquired within India arising out of transactions entered on or before March 31, 2004 are added to the cost of the asset in line with the Accounting Standard - 11 (1994)

Foreign Branch

The financial statements of an integral foreign operation are translated as if the transactions of the foreign operation have been those of the company itself.

Forward Exchange Contracts

A gain or loss on forward exchange contracts is computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted rate (or the forward rates last used to measure a gain or loss on that contract for an earlier year). The gain or loss so computed is recognised in the statement of Profit and Loss for the period. The premium or discount on the forward exchange contract is not recognised separately.

The Lanka Hospitals Corporation Limited

Transactions arising in foreign currencies are converted into Sri Lankan Rupees at the rate of exchange prevailing at the time the transactions were effected.

Monetary Assets and Liabilities denominated in foreign currencies are translated into Sri Lankan rupees at the appropriate exchange rate prevailing at the balance sheet date. The resulting gains and losses arising therefrom have been dealt with in the Income Statement.

S. Borrowing Costs

The Lanka Hospitals Corporation Limited

Borrowing costs are recognised as an expense in the period in which they are incurred, except to the extent where borrowing costs are directly attributable to the acquisition, construction or production of Property, Plant & Equipment, that takes a substantial period of time to get ready for its intended use or sale and are capitalised as part of that asset during the period of construction/development.

T. Impairment

Apollo Hospitals Enterprise Limited

During the year 2002-03 on a review of fixed assets certain selected Medical Equipment were identified and impaired. For the current year on a review as required by AS 28, the management is of the opinion that no impairment loss or reversal of impairment loss is required, as conditions of impairment do not exist.

Apollo Hospitals International Limited

On a further review as at the year end the Management is of the opinion that no impairment or reversal of loss arise on Fixed Assets.

Apollo Gleneagles Hospital Limited

The company runs a diagnostic centre (the centre), independent of its Hospital and thereafter, both the hospital as well as the centre has been considered by the Management as two separate Cash Generating Units (CGUs) for the purpose of determination of impairment in value of fixed assets. As required by Accounting Standard (AS-28) 'Impairment of Assets' issued by the Institute of Chartered Accountants of India, the Company has carried out the assessment for any indication of further impairment loss/reversal of such loss provided earlier. In the view of Management no such indication exists as on the Balance Sheet date.

Indraprastha Medical Corporation Limited

Fixed assets both tangible and Intangible assets are tested for impairment every year and impairment loss if any is provided / adjusted as applicable. In accordance with the provisions of the AS-28 issued by Institute of Chartered Accountants of India on Impairment of Assets, the company has carried out an impairment test in respect of all assets. On the basis of such exercise the company has determined that for the year ended 31st March 2006, no impairment / reversal of loss is required.

U. Provisions, Contingent Liabilities and Contingent Assets

Apollo Hospitals Enterprise Limited

A provision is recognised when the company has a present obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Contingent liabilities are not provided for unless a reliable estimate of probable outflow to the company exists as at the Balance Sheet date. Contingent assets are not recognised.

4. CONTINGENT LIABILITIES

a. Claims against the company not acknowledged as debts- Rs.848,894,434/- (Rs. 790,206,521/-)

b. Pursuant to a subscription agreement entered into by a subsidiary, Apollo Hospitals International Limited situated in Ahmedabad, with ICICI, IDFC and IDBI Limited, the Company, Apollo Hospitals Enterprise Limited is under an obligation to buy back the shares subscribed to by such institutions, any time after the expiry of three years from the date of the first disbursement at the option of the financial institutions, at prices to be determined at the time of exercising the option. The obligation to buy back the shares has been completed with respect to ICICI. Subsequent to the closure of accounts as at March 31,2006, the option has been exercised by IDFC and the Company has complied with its obligation of buy back.

c. Estimated amount of contracts remaining to be executed on capital account not provided for Rs. 614,317,520/- (Rs.60,838,840/-).

d. The estimated customs duty guarantees given by the company in favour of the Assistant Collector of Customs, pending receipt of customs duty exemption certificates amounts to Rs.99,700,026/- (Rs.99,700,026/-).

This is subject to the result of writ petition pending in the Madras High Court with respect to the Chennai Hospital Division Rs.73,709,545/- (Rs. 73,709,545/-).

Application has been made for duty exemption certificates by the Pharmaceutical Division, which is pending with the Government. The estimated customs duty is Rs. 14,825,739/- (Rs.14,825,739/-).

The Hyderabad division has executed bonds in favour of the President of India to the extent of Rs.11,164,742/- (Rs.11,164,742/-) pending its application for receipt of customs duty exemption certificates from the Government.

e. (i) Letters of credit opened by various banks in favour of foreign suppliers for consumables, spares, medicines and medical equipment amounts to Rs.33,509,125/- (Rs. 84,156,306/-)

(ii) Bank Guarantees as on 31.03.2006. Rs.247,617,600/- (Rs 95,220,493/-)

(iii) Corporate Guarantees

Rs. in Crores

On Behalf of	In Favour of	As at 31.03.2006	As at 31.03.2005
Apollo Hospitals International Limited	HDFC	55.55	55.55
	IDBI	5.00	5.00
	IDFC	15.75	15.75
Apollo Health Street Private Limited	Development Credit Bank	NIL	4.60
Total		**76.30**	**80.90**

f. (i) Additional liability, for payment of sales tax on work orders pursuant to court proceedings between contractors and the State governments-Rs.206,076/-(Rs.206,076/-) in the case of Chennai Division of Apollo Hospitals Enterprise limited.

(ii) In respect of the claim for sales tax made by the Commercial Tax Department for Rs.281,361/- (Rs.1,810,634/-) for the various assessment years, the matter is under contest in the case of Pharmacy Division of Apollo Hospitals Enterprise Limited.

5. GENERAL INFORMATION

Further Issue of Equity Shares

Apollo Hospitals Enterprise Limited

During the current financial year, the Company has issued and allotted 9,000,000 Global Depositary Receipts (including a Green Shoe Option of 650,000 GDRs) representing 9,000,000 underlying equity shares of Rs 10/ each at a price of USD 7.80 per GDR (a premium of Rs 330/- per equity share) to the Depository, The Bank of New York.

Terms of Conversion of Convertible Preference Shares

Apollo Health Street Private Limited

Preference shareholders have a right to request the Company at any time for conversion of preference shares to equity shares. The conversion factor shall be 1 so long as the pre-money valuation of the Company is USD 10,000,000 and 0.56261 if pre-money valuation of the Company is USD 12,000,000.

Terms of Issue of Convertible Equity Warrants

Apollo Hospitals Enterprise Limited

The Company has issued and allotted 1,039,965 equity warrants convertible into equity shares of nominal value of Rs. 10/- each at a premium of Rs. 324.15 to the Promoters/Promoter Group on 3rd June, 2005 on a preferential allotment basis. The issue price is higher than the minimum price Rs. 334.11 fixed in accordance with the guidelines for preferential issues of the Securities and Exchange Board of India (Disclosure and Investor Protection) guidelines 2000. Accordingly the promoters have paid 10% of the consideration per warrant Rs. 334.15 on the date of allotment. The balance 90% payable on the exercise of option for conversion within 18 months of date of allotment.

Terms of Issue of Employee Stock Options Plan

Apollo Health Street Private Limited

During the current year the company has granted stock options to certain employees. The options would vest over a period of three years and will be settled by issue of fully paid equity shares. The plan is in the nature of equity settled plan.

Key features of plan

Particulars	**As at March 31, 2006**	
Grant date	April 14, 2005	
Exercise price	Rs.10	
Exercise Period	5 years from date of vesting	
Vesting Schedule	Date	No. of Options
	September 30, 2005	95,900
	March 31, 2006	128,900
	March 31, 2007	141,200
	March 31, 2008	48,000
Stock Options:		
Outstanding at the beginning of the year	Nil	
Granted during the year	414,000	
Forfeited during the year	Nil	
Exercised during the year	Nil	
Expired during the year	Nil	
Exercisable at the end of the year	224,800	
Outstanding at the end of the year	414,000	

Particulars	As at March 31, 2006
Pricing of Option :	
Fair Value of Option	Rs.2.53
Option Pricing Model used	Black Scholes Model
Inputs to the model:	
a) Average Share Price	Rs.10/-
b) Exercise Price	Rs.10/-
c) Expected Volatility - Unlisted Company	0%
d) Risk Free Interest rate	6%
e) Option life	5 years

Had the company accounted for the stock options using the fair value method, the employee compensation would have been higher by and the profits would have been lower by Rs.769,662/- and correspondingly the basic and diluted earning per share would have been lower by Rs.0.06 and Rs.0.05 respectively.

6. TERMS OF REDEMPTION OF DEBENTURES

Apollo Hospitals Enterprise Limited

a) 10.80% Non-Convertible Debentures placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India shall be redeemed in three instalments of 33%,33% & 34% at the end of the 3rd, 4th and 5th year from the date of allotment (5th April, 2002) respectively. Accordingly the first instalment was redeemed in April 2005 and the second, in April 2006.

b) 8.57% Non-Convertible Debentures placed with Karnataka Bank Ltd. shall be redeemed in three annual instalments at the end of the 3rd, 4th and 5th years from the date of allotment (19th September, 2002) respectively. Accordingly the first instalment was redeemed in September 2005.

c) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Ltd. shall be redeemed at par at the end of 5 years, if the put / call is not exercised at the end of 3rd year from the date of allotment. (11th May 2003 Rs.4 Crores and 21st July 2003 Rs.6 Crores). On exercise of the option by General Insurance Corporation of India in April 2006, the Company has redeemed Rs. 4 crores of the debentures.

7. DETAILS OF SECURED LOANS AND SECURITY

Apollo Hospitals Enterprise Limited

a. Debentures

i) 10.80% Non-Convertible Debentures privately placed with Indian Bank, Indian Overseas Bank, Jammu & Kashmir Bank Limited, Andhra Bank and Life Insurance Corporation of India secured by,

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, off. Greams Road, Chennai - 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking paripassu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about , any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road,Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

ii) 8.57% Non-Convertible Debentures privately placed with Karnataka Bank Limited secured by

a. An Equitable Mortgage of all immovable properties situated at No.21 Greams Lane, Off. Greams Road, Chennai - 600 006 and No.320 Mount Road, Teynampet, Chennai-600 018 both present and future ranking pari passu with other debentures.

b. A charge on the whole of movable plant and machinery, machinery spares, tools and accessories and other movables, both present and future (save and except book-debts) whether installed or not, and whether now lying, or stored in ,or about, or shall, hereafter from time to time during the continuance of the security, be brought into, or upon, or be stored, or be in, or about, any or all of the Company's factory premises or godown situated at No.21, Greams Lane, Off Greams Road, Chennai-600 006 and No.320, Anna Salai, Teynampet, Chennai-600 018, or wherever else the same may be or be held by the party to the order or disposition of the Company or in the course of transit or high seas or on order or delivery howsoever and wheresoever in the possession of the Company ranking pari passu with other debentures.

iii) 7.27% Non-Convertible Debentures privately placed with General Insurance Corporation of India and Karnataka Bank Limited, secured by a first charge on:

a. All that piece and parcel of land measuring 43 grounds and 1200 sq.ft with all the buildings erected thereon comprised in Sr No.67/2 of Block No.13, bearing corporation Door No.21, Greams Lane, off. Greams Road. Chennai-600 006 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened to the earth, both present and future ranking pari passu with other debentures.

b. The basement comprising plinth area of 13,414 Sq.ft Ground floor comprising plinth area of 11,694 Sq.ft. and lift machine room on the roof measuring 290 Sq.ft. constructed on the plot of land measuring 24 ground & 1,400 sq.ft. comprising plot Nos. 1,2&3 covered by survey No.3856 situated at No.320, Mount Road, Teynampet, Chennai-600 018 together with all buildings and structures thereon, all plant & machinery attached to the earth and permanently fastened anything attached to the earth. Hypothecation of whole of the movable plant & machinery, machinery spares, tools & accessories other movable, both present and future (save and except book debts) whether installed or not and whether now lying or stored in or about or shall hereafter time to time during the continuance of the security of these present be brought into or upon or be stored or be in or about any or all of the company's factories premises or godowns situate at No.21, Greams Lane, off. Greams Road, Chennai-600 006 and No.320, Mount Road, Teynampet, Chennai - 600 018 in the state of Tamil Nadu or wherever else the same may be or be held by the party to the order or disposition of the company or in the course of transit or in high seas or in order or delivery howsoever and where-so-ever in the possession of the company ranking pari passu with other debentures.

b. HDFC Bank

Loan from HDFC Bank is secured by way of

i. First pari passu hypothecation charge charged on all movable assets of the company present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai 600 006 and No.320, Anna Salai, Teynampet, Chennai 600 018 both present and future.

c. Indian Bank

Loan from Indian Bank is secured by way of

i. First pari passu hypothecation charge on all movable assets of the company present and future.

ii. Pari passu equitable mortgage of immovable properties situated at No.21, Greams Lane, Off Greams Road, Chennai 600 006 and No.320, Anna Salai, Teynampet, Chennai 600 018 both present and future.

d. UTI Bank

Term Loan from UTI Bank is secured by first mortgage and charge on all the company's immovable and movable properties, both present and future. The above mortgage and charge shall rank pari passu with the charges created in favour of other lenders.

e. **Bank of Bahrain and Kuwait BSC.**

Loan from Bank of Bahrain and Kuwait BSC is secured by first paripassu hypothecation charge on entire movable fixed assets present and future and an equitable mortgage of all immovable properties situated at No.21, Greams Lane, off. Greams Road, Chennai 600 006 and No.320, Mount Road, Teynampet, Chennai 600 018 both present and future ranking paripassu with the existing loans.

f. Loans and advances from Banks are secured by hypothecation of inventories and book debts, and a second charge on specific fixed assets of the company.

g. In Hyderabad Division fixed deposit receipts worth Rs.9,404,672/- (Rs.2,296,607/-) are under lien with the bankers for obtaining Letters of Credit and Bank Guarantee.

Unique Home Healthcare Limited

Hire purchase finance from ICICI Bank Rs 32,800/- (Rs 158,015/-) is secured by hypothecation of the vehicle acquired out of the loan.

Unsecured loan represents temporary loan received from Apollo Hospitals Enterprise Limited. As Unique Home Health Care Limited is a wholly owned subsidiary of Apollo Hospitals Enterprise Limited and the above arrangement is temporary in nature and hence no interest is payable on such loan

Imperial Cancer Hospital & Research Centre Limited

Jammu & Kashmir Bank Term Loan * - Rs. 270,108,663/-

Kotak Mahindra Primus Limited** - Rs.235,143/-

* Secured by charge on immovable property

** Secured against vehicle

Apollo Hospitals International Limited

Secured Loans as on 31st March 2006

(Amount in Rs.)

Institutions	2005-2006	2004-2005
IDBI Limited	50,000,000	50,000,000
HDFC Limited	550,500,000	550,500,000
IDFC Limited	142,500,000	142,500,000
Total	*743,000,000	*743,000,000

* Secured by pari passu first charge on all the fixed assets of the Company present and future.

Apollo Gleneagles Hospital Limited

(Amount in Rs)

Rupee Term Loan from	2005-2006	2004-2005
IFCI Limited	21,753,192	21,756,192
Industrial Development Bank of India	15,000,000	15,000,000
Infrastructure Development Finance Company Limited	483,300,000	483,300,000
Housing Development Finance Corporation Limited	605,900,000	605,900,000
Indian Bank	270,000,000	-
Cash Credit Facility - Indian Bank	6,086,173	46,054,968
Interest accrued and due	180,808	-
Total	1,402,220,173	1,172,008,160

(i) Rupee Term Loans are secured by first mortgage and charge on all the immovable and movable assets.

(ii) Rupee Term Loans from IFCI Limited and "Industrial Development Bank of India" carries zero rate of interest and are repayable on February 28, 2012 and on December 31, 2011 respectively.

(iii) Under certain circumstances of default by the Company, IFCI Limited and "Industrial Development Bank of India" have an option to convert the outstanding amount of rupee term loan not exceeding 20% of the amount of the loan into fully paid up Equity Shares of the Company at par.

(iv) Cash credit from Indian Bank is secured by hypothecation of current assets including book debts and also by way of second charge on the fixed assets of the hospital.

Apollo Gleneagles PET CT Limited

Indian Bank Term Loan Rs 120,000,000/- (Rs 70,874,143/-) is secured by pari passu first charge on all movable assets of the company present and future.

8. LEASES

In Respect of Non-cancellable Operating Leases

	Not later than one year (Rs.)	Later than one year and not later than five years (Rs.)	More than five years upto ten years (Rs.)
Minimum Lease Payments	83,224,989	269,073,283	356,338,645

All operating leases and sub leases are renewable after the period of agreement on mutual consent of both lessor and lessee.

9. EARNINGS IN FOREIGN EXCHANGE

Particulars	2005-2006 (Rs.)	2004-2005 (Rs.)
Hospital Division		
Hospital fees	84,245,535	98,463,458
Pharmacy Division		
Project Consultancy Services	24,256,509	70,698,514
Reimbursement of expenses	24,968,636	43,000,086
Pharmacy Sales	7,278,473	5,954,260

10. Directors' travelling included in travelling and conveyance amounts to Rs.10,310,692/- (Rs7,662,102/-)

11. UNCLAIMED DIVIDEND:

YEAR	AMOUNT (Rs.)
1998-99	1,007,986
1999-00	1,553,003
2000-01	1,457,577
2001-02	1,381,997
2002-03	1,535,844
2003-04	1,918,147
2004-05	2,402,477

The amount due and outstanding to be credited to the Investor Education and Protection Fund of the Central Government as per the provisions of Section 205A and 205C of the Companies Act, 1956 is Rs.945,074/-. This represents the dividend and deposits remaining unclaimed for a period of 7 years from the date they became due for payment, during the year, as per Section 205A and 205C of the Companies Act, 1956.

12. Income earned on currency swap transactions during the year on unsettled contracts as on 31st March 2006 has been accounted for in the P&L account as interest received is Rs.114,739/- (Rs.819,204/-). Outstanding unsettled contracts as on 31st March, 2006 is Rs. NIL (Rs.2,100,000/-).

13. During the current financial year, transfer of Rs.100,000,000/- has been made to the Debenture Redemption Reserve, and the balance in the Reserve is considered adequate to meet the liability for redemption of debenture in the future.

14. Confirmation of balances from Debtors, Creditors and for Deposits are yet to be received in a few cases though the company has sent the letters of confirmation to them.

Sundry Debtors represent the debt outstanding on sale of hospital services, pharmaceutical products, lease rental and project meeting fees and is considered good. The company holds the personal security of the debtors.

Sundry Debtors and Loans and Advances shown under the head Current Assets includes the amounts due from concerns which are under same management or in which some of the Directors are interested as Directors /Trustees, which amounts to Rs.574,485,113/- (Rs.144,578,993/-). Advances and deposits represent the advances recoverable in cash or in kind or for value to be realised. The amounts of these advances and deposits are considered good for which the company holds no security other than the debtors' personal security.

15. Previous year's expenditure included in this year's account amounts to Rs.63,178,738/- (Rs.2,308,898/-). The Electricity charges incurred in respect of main hospital is net of Rs.7,700,635/- (Rs.9,467,375/-) [units qualified KWH - 1,540,127 (1,893,475), being the rebate received from TNEB for Wind Electric Generators owned & run by the Company.

16. There are no amounts due to Small Scale Industrial Undertakings/concerns as at 31st March, 2006 (as on 31st March, 2005 - Nil)

17. In the process of acquiring Apollo Gleneagles Hospital Limited (AGHL) in Kolkata, Apollo Hospitals Enterprise Limited had initially invested Rs.3 crores [0.5 crores towards equity and Rs.2.5 crores to discharge other liabilities of AGHL of erstwhile Duncan Gleneagles Hospital Limited (DGHL)] to acquire 50.26% holding in DGHL (subsequently reduced to 49%, now increased to 50%). AGHL assigned an unsecured debt of Rs.17.6 crores existing in its books to AHEL. As a measure of prudence, this amount is not recognised as an advance or investment in the books of AHEL currently and will be accounted for as and when the amount(s) are received.

18. On review of the operations of setting up the Hospital in Noida, the company has re-assigned the lease agreement between itself and the lessor to its associate, Indraprastha Medical Corporation Limited, by extinguishing its rights and privileges in the original lease deed dated 27.10.01.

19. EXPENDITURE IN FOREIGN CURRENCY

Particulars	For the period ended 31.03.2006 (Rs.)	For the period ended 31.03.2005 (Rs.)
a. CIF Value of Imports:		
Inclusive of Machinery and Equipment, Stores and Spares and other consumables.	329,995,549	201,134,766
b. Investments	27,933,734	Nil
c. Expenditure		
Includes Travelling Expenses, Professional Charges, Rates & Taxes, Business Promotion Expenses, Advertisement, Telephone Charges, Books and Periodicals, Office Maintenance Expenses, Project Expenses and Rent	48,049,500	34,135,476

Particulars	For the period ended 31.03.2006 (Rs.)	For the period ended 31.03.2005 (Rs.)
d. **Dividends**		
Amount remitted during the year in foreign currency on account of dividends	20,330,791	49,161,758
Non-Residents shareholders to whom remittance was made Nos.	1,003	1023
Shares held by non-resident share-holders on which dividend was paid Nos.	30,947,673	4,037

20. MANAGERIAL REMUNERATION

Apollo Hospital Enterprise Limited

Particulars	2005-2006 (Rs.)	2004-2005 (Rs.)
Profit before Managerial Remuneration	947,963,980	765,487,801
Add: Provision for Bad debts	11,810,872	21,363,448
Less: Profit on sale of assets & Units	177,485	2,569,748
Divisable Profit to Managerial Remuneration	959,597,067	784,281,501
Chairman's Remuneration (5% of profits)	44,728,299	36,648,668
Managing Director's Remuneration (2% of profits)	17,891,320	14,659,467
Remuneration to Executive Directors		
Executive Director -Finance		
Salaries and Allowances } upto 02.02.2006	1,250,000	1,500,000
P.F Contribution } upto 02.02.2006	150,000	180,000
Remuneration w.e.f. 03.02.2006	1,722,470	-
Total	3,122,470	1,680,000
Executive Director-Operations		
Salaries and Allowances } upto 02.02.2006	1,250,000	1,500,000
P.F. Contribution } upto 02.02.2006	150,000	180,000
Remuneration w.e.f. 03.02.2006	688,988	-
Total	2,088,988	1,680,000
Commission to Non-Executive Directors	1,601,505	1,576,438

Apollo Hospitals International Limited

Managing Director's Remuneration Rs.1,316,560/- (Rs 1,317,000/-)

Samudra Healthcare Enterprises Limited

Salary to Managing Director Rs.525,000/-

Salary to Executive Director Rs.525,000/-

Apollo Gleneagles Hospital Limited

Remuneration paid to Manager Rs.819,000/-

Indraprastha Medical Corporation Limited

Remuneration to the Managerial Personnel:

Particulars	2005-2006	2004-05
Salary	5,745,600	3,573,824
Perquisites	1,062,008	821,781

As no commission is payable to the Managing Director, the computation of net profits under section 349/350 of the Companies Act, 1956 is not being given.

21. CONSUMPTION OF MATERIALS

Particulars	2005 - 2006		2004-2005	
	Value	%	Value	%
Total Consumption of Materials	2,026,001,328	100.00	1,587,072,177	100.00
Indigenous Materials	1,982,413,628	98.00	1,553,740,447	98.00
Imported Materials	43,587,700	2.00	33,331,730	2.00

(Consumption relates to items used for medical services only.)

22. AUDIT EXPENSES

Particulars	2005-2006	2004-2005
Audit Fees	4,871,972	3,315,755
Tax Audit	930,848	622,301
Other Services	3,520,892	982,340
Other Expenses	515,955	185,748

23. In respect of the Income Tax claims of Rs.147,399,455/- (Rs.46,129,928/-) by the Income Tax Department, the amount is under contest.

24. In respect of the Hyderabad Division of Apollo Hospitals Enterprise Limited, National Saving Certificates shown under investments are given as security to the Chief Ration Officer, Government of Andhra Pradesh.

25. In respect of the Apollo Hospitals Enterprise Limited, the net difference in Foreign Exchange (the difference between the spot rates on the dates of the transactions, and the actual rates at which the transactions are settled) amounting to Rs.1,671,855/- (Rs.3,127,979/-) has been adjusted to the profit and loss account, which is in conformity to the Accounting Standard 11 on "Accounting for the effects of changes in Foreign Exchange rates" issued by the Institute of Chartered Accountants of India. Amount adjusted to the cost of fixed assets on account of exchange differences is by Rs.1,629,953/- (Rs.229,938/-).

26. OTHERS

AB Medical Centres Limited

The Share Capital includes a sum of Rs.900,000/- allotted for consideration other than cash.

Apollo Gleneagles Hospital Limited

a) The Company's accumulated losses at the year end have exceeded its net worth as on that date, however these accounts have been prepared on their assumption that it will be able to continue as a going concern considering the financial and technical support from its promoters, expected growth in its performance and profitability in future years.

b) In the opinion of the Board of Directors, unless otherwise stated, the current assets and loans and advances have the value at least equal to the amount at which these are stated in the balance sheet, if realized in the ordinary course of the business, and adequate provisions for all known liabilities have been made and are not in excess of the amount reasonably required in this respect.

c) Certain debit and credit balances including debtors, creditors including deposits, unsecured loans from body corporates, banks balances and loans and advances etc. are subject to confirmation and reconciliation and consequential adjustments, if any, arising therefrom.

d) Buildings of Rs 20,449,569/- (Net) pertaining to diagnostic center at Gariahat include the cost of land pending allocation/ ascertainment of cost attributable there against.

e) Kolkata Municipal Corporation (KMC) has enhanced the annual valuation retrospectively from the financial year 1998-1999 for computation of property tax. The company has disputed the enhancement and the matter is pending in appeal with KMC. However, the property tax has continued to be recognized as per the management estimates. Adjustments in this respect will be carried out on final determination of the liability. Expected outflow in this regard is dependent upon the outcome of the dispute.

f) Loans and advance includes Rs.1,108,518/- outstanding/unreconciled for a considerable period of time. Pending outcome of the steps taken for recovery/reconciliation, no provision in this respect has been considered necessary.

g) A provision of Rs. 2,847,879/- for the year has been recognized for exgratia/customary bonus to the employees. The entire amount is expected to be incurred in the next financial year.

The break up of these provision is as follows :

Particulars	Exgratia/ customary bonus (Rs)	Rates & Taxes (Rs)
Opening balance	15,04,744	85,00,000
Provisions made during the year	28,47,879	1,42,83,772
Amounts used during the year	10,87,870	-
Unused amounts reversed during the year	4,16,874	-
Closing balance	28,47,879	2,27,83,772

h). Deferred revenue expenses represent:

Particulars	As at 31.03.06	As at 31.03.05
Consultation fees for pre-commissioning/opening period	63,561,807	84,749,076
Service charges paid to CESC Limited	4,352,259	5,803,012
Pre payment premium paid for settlement of loan	11,580,000	15,440,000
Total	79,494,066	105,992,088
Less: Amortised during the year	26,498,028	26,498,022
Balance	52,996,038	79,494,066

Indraprastha Medical Corporation Limited

i) The appeal filed by the company against assessment of property tax by MCD, has been decided by the Additional District Judge, Delhi on 17th April, 2004 remanding the case to MCD for reassessment on the basis of directions set out in the said order.

The Company has provided Rs. 83,693,078/- (Previous Year Rs. 83,693,078/-) against property tax liability up to 31st March 2004. The Company has been advised by their legal counsel that on the basis of facts and the directions given by the Honourable Judge, the Company's liability is not likely to exceed the amount provided for the said liability in the books of account.

Further the company has provided Rs. 2,968,053/- against property tax liability for the year ended 31st March, 2006 as per unit area method of calculating the property tax.

j). Under the terms of the agreement between the Government of NCT of Delhi and the company, the Hospital project of the company has been put up on the land belonging to Government of NCT of Delhi. The Government of NCT of Delhi is committed to meet the expenditure to the extent of Rs. 154,780,000/- out of IMCL Building fund account (funds earmarked for the period) together with the interest thereon for construction of definite and designated buildings while the balance amount of the cost of the building will be borne by the Company. As at 31st March, 2006, the aforesaid fund, together with interest thereon amounting to Rs. 192,357,946/- have been utilized towards progress payments to contractors, advances to contractors, payments for materials, etc. The ownership of the building between Government of NCT of Delhi and the company will be decided at a future date keeping in view the lease agreement.

k). Capital work-in-progress Rs 118,818,678/- pertains to the expenditure incurred by the company on setting up a Hospital on land owned by the Noida Authority (U P). The hospital is being set up on land taken on lease from Noida Authority. The rights of the leased land has been acquired through an assignment deed in favour of the company by Apollo Hospitals Enterprise Limited who are the sub-lessee.

The Details of Capital work in progress as under	31.03.2006 (Rs.)
i. Building under construction	57,285,287
ii. Machinery/Equipments under installation	55,243,970
iii. Pre-operative expenses pending allocation	6,289,421
Total	118,818,678

l). The company had filed application for determination of question of law under section 84 of the Delhi Value Added Act, 2004 (VAT) before the Commissioner, Trade and Taxes, Delhi (CTT) regarding the applicability of VAT to the hospital, inter alia, in respect of medicines and consumables administered by the hospitals in the course of medical treatment to its patients.

The CTT has vide its order dated 17th March 2006 in this regard held that VAT would be applicable to the hospitals in respect of the aforesaid. The company has preferred an appeal against aforesaid order of the CTT.

27. CONSOLIDATED SEGMENT REPORTING

(Rs. in Million)

Particulars	31.03.2006	31.03.2005
1. Segment Revenue (Net sales / Income from each Segment)		
a) Hospitals	7,740	6,322
b) Others	70	314
Sub - Total	7,811	6,636
Less : Intersegment Revenue	20	15
Net sales / Income from operations	7,791	6,621
2. Segment Results		
(Profit / (Loss) before Tax and interest from each segment)		
a) Hospitals	972	917
b) Others	12	-
Sub - Total	984	917
Less : (i) Interest (Net)	243	242
(ii) Other un-allocable expenditure net of un-allocable income	67	147
Profit Before Tax	673	528

(Rs in million)

Particulars	31.03.2006	31.03.2005
Less :		
(i) Current tax	254	231
(ii) Deferred tax	(31)	(27)
(iii) Fringe Benefit Tax	15	-
Profit after tax	435	324
3. Segment assets		
a) Hospitals	9,103	7,507
b) Others	391	262
c) Unallocated assets	807	422
Total	10,301	8,191
4. Segment liabilities		
a) Hospitals	4,002	3,759
b) Others	25	202
c) Unallocated liabilities	1204	908
Total	5,231	4,869
5. Segment capital employed		
a) Hospitals	5,101	3,748
b) Others	366	60
c) Unallocated capital employed	(397)	(486)
Total	5,070	3,322
6. Segment capital expenditure incurred		
a) Hospitals	1,853	1,605
b) Others	24	31
Total	1,877	1,636
7. Segment Depreciation		
a) Hospitals	376	297
b) Others	2	14
Total	378	311
8. Segment Non-cash expenditure		
a) Hospitals	18	38
b) Others	0	2
Total	18	40

28. RELATED PARTIES WITH WHOM THE COMPANY HAD TRANSACTIONS:

Name of the Related Party	Nature of Relationship	Nature of Transaction	2005-2006 (Rs.)	2004-2005 (Rs.)
Parent Company				
Dr. Prathap. C.Reddy	Key Management Personnel (Chairman)	Remuneration Paid	44,728,299	36,648,668
Smt. Preetha Reddy	Key Management Personnel (Managing Director)	Remuneration Paid	17,891,320	14,659,467
Smt. Suneeta Reddy	Key Management Personnel (Executive Director-Finance)	(a) Salary and Allowances (b) Contribution to PF (c) Remuneration Paid	1,250,000 150,000 1,722,470	1,500,000 180,000 -
		TOTAL	3,122,470	1,680,000
Smt. Sangita Reddy	Key Management Personnel (Executive Director-Operations)	(a) Salary and Allowances (b) Contribution to PF (c) Remuneration Paid	1,200,000 150,000 688,988	1,500,000 180,000 -
		TOTAL	2,088,988	1,680,000
Shri. P. Obul Reddy	Relative of Key Management Personnel (Director)	(a) Sitting fees (b) Commission	50,000 150,000	50,000 150,000
		TOTAL	200,000	200,000
Subsidiary Company (AHIL)				
Shri.C.D.D.Reddy	Key Management Personnel	Remuneration paid during the year	1,316,560	1,316,560
Associate Company (IMCL)				
Smt. Anne Marie Moncure	Key Management Personnel	Remuneration to Managing Director	6,807,608	6,807,608

29. CALCULATION OF EARNINGS PER SHARE:

Particulars	31.03.2006	31.03.2005
Profit after Minority interest, Share in associates and preference dividend (A) (Rs.)	519,904,896	384,176,053
Weighted Average number of equity shares (B) (Nos)	48,060,399	40,595,693
Basic Earnings per Rs.10/- share(A/B) (Rs.)	10.82	9.46
Convertible Equity Warrants issued during the year (C) (Nos.)	1,039,965	-
Weighted Average No. of Shares for Diluted Earnings per Share (D)	49,100,364	40,595,693
Diluted Earnings per Share of Rs 10/- (A) / (D) (Rs.)	10.59	9.46

30. The deferred tax for the year debited to the profit and loss account of the group comprises :

Deferred tax liability for the year	=	Rs.22,356,357/- (Rs. 1,404,561/-)
Deferred tax asset for the year	=	Rs.53,067,817/- (Rs. 28,456,132/-)

The accumulated deferred tax liability/(asset) of the group as on 31.03.2006 comprises :

On account of depreciation	=	Rs. 479,479,833/- (Rs. 429,109,642/-)
On account of unabsorbed losses and depreciation	=	Rs. (80,862,099/-) (Rs. (28,649,083/-))
On account of DRE	=	Rs. 95,549,692/- (Rs. 109,208,429/-)

Apollo Hospitals Enterprise Limited

The company adjusts the amount of Deferred Tax Liability carried forward by applying the tax rate that has been enacted or substantively enacted at the date of the Balance Sheet on accumulated timing differences. Such differences were accounted for in 2004-05. No such adjustment has been effected this year, since the tax rates have not changed for the fiscal 2006.

The effects on such Deferred Tax Liability , if any, arising out of assessments completed but under contest under various stages of appeal will be made on the appeals being decided.

31. Figures of the current year are not comparable with that of the previous year due to the inclusion of figures of two new subsidiaries, one new joint venture and a former subsidiary being converted into an associate during the current year.

32. The previous year's figures and phrases have been re-arranged wherever necessary to conform to the current year's presentation.

33. Figures of the current year have been rounded off to the nearest rupee.

34. Where disclosures have not been made by subsidiaries, associates or joint ventures in their independent Notes, the figures relate to those of the parent company alone.

35. All figures in the Notes with respect to Subsidiaries, Joint Ventures and Associates are gross figures as detailed in their independent notes to accounts and not adjusted as per the requirements of Accounting Standard 21 - Consolidated Financial Statements, Accounting Standard 23 - Accounting for Investment in Associates in Consolidated Financial Statements and Accounting Standard 27 - Financial Reporting of Interests in Joint Ventures, issued by the Institute of Chartered Accountants of India (ICAI).

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, Bishop Wallers Avenue (West)
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Consolidated

Cash Flow Statement for the year ended 31st March 2006

		31.03.2006		31.03.2005	
		Rs.	Rs.	Rs.	Rs.
A	Cash Flow from operating activities				
	Net profit before tax and extraordinary items		673,361,230		527,632,693
	Adjustment for:				
	Depreciation	378,340,034		311,314,799	
	Profit on sale of assets	(4,600)		-	
	Profit on sale of investments	(172,885)		(2,569,749)	
	Loss on sale of assets	1,005,949		1,765,467	
	Interest paid	243,593,749		242,435,354	
	Misc.Exp.written off	33,028,286		39,936,292	
	Impairment loss / gain	267,822		(9,006,609)	
	Provision for bad debts	17,082,000		8,344,637	
	Interest & Dividend received	(69,576,986)		(13,645,006)	
	Diminution in value of current Investments	-		94,143,630	
			603,563,369		672,718,815
	Operating profit before working capital changes		1,276,924,599		1,200,351,508
	Adjustment for:				
	Trade or other receivables	11,255,483		(189,665,409)	
	Inventories	(90,578,243)		(32,534,475)	
	Trade payables	294,381,138		(14,558,622)	
	Others	(230,613,400)		(73,504,102)	
			(15,555,022)		(310,262,608)
	Cash generated from operations		1,261,369,577		890,088,900
	Interest paid		(251,825,333)		(261,045,293)
	Taxes paid		(373,737,237)		(203,578,154)
	Cash flow before extraordinary items		635,807,007		425,465,453
	Adjustments for Misc.Exp.written off		(17,420,626)		(16,797,860)
	Prior period expenses		(22,129,738)		(2,786,773)
	Net cash from operating activities		596,256,642		405,880,820
B	Cash flow from Investing activities				
	Purchase of fixed assets		(1,985,189,580)		(604,306,808)
	Purchase of investments		(1,230,234,332)		(234,395,976)
	Sale of investments		229,830,685		12,338,696
	Sale of fixed assets		63,937,592		1,769,777
	Interest & Dividend received		69,576,985		13,645,006
	Net cash used in investing activities		(2,852,078,651)		(810,949,305)

	31.03.2006		31.03.2005	
	Rs.	Rs.	Rs.	Rs.
C Cash flow from financing activities				
Membership fees		184,500		286,500
Proceeds from issue of share premium		2,897,576,043		490,863,480
Proceeds from issue of share capital		90,000,000		20,799,300
Proceeds from long term borrowings				393,609,389
Proceeds from short term borrowings		476,040,360		62,784,724
Repayment of finance/lease liabilities		(746,034,731)		(392,449,357)
Dividend paid		(207,443,472)		(138,315,408)
Net cash from financing activities		2,510,322,700		437,578,628
Net increase in cash and cash equivalents (A+B+C)		254,500,691		32,510,143
Cash and cash equivalents (opening balance)		284,649,843		252,139,700
Cash and cash equivalents (Closing balance)		539,150,535		284,649,843
Cash and Cash Equivalents Comprise of:				
1) *Cash Balances*		22,948,068		12,713,098
2) Bank Balances		516,202,467		271,936,745
Total		**539,150,535**		**284,649,843**

Notes :

1. Previous year figures are not comparable with current year figures due to the inclusion of two new subsidiaries, one new joint venture and a former subsidiary being converted into an associate during the current year. Refer clause 31 in Schedule 'J' Notes forming part of Consolidated Accounts.
2. Previous year figures have been regrouped wherever necessary.
3. Figures in bracket represent outflow.

As per our report annexed

For **M/s. S Viswanathan**
Chartered Accountants

V C Krishnan
Partner (Membership No.: 22167)
17, *Bishop Wallers Avenue (West)*
CIT Colony, Mylapore, Chennai 600 004

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

For and on behalf of the Board of Directors

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Statement pursuant

to Section 212 of the Companies Act, 1956, relating to the Company's Subsidiary Companies for the Financial Year 2005-2006

Name of the Subsidiary Company	Unique Home Health Care Limited	Apollo Health and Lifestyle Limited	AB Medical Centres Limited	Samudra Healthcare Enterprises Limited	Apollo Hospital (UK) Limited	Apollo Hospitals International Limited	Imperial Cancer Hospital & Research Centre Limited
Financial Year ended on	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06
Date from which it become subsidiary Shares of subsidiary company held on the above date and extent of holding	5-Sep-98	12-Dec-02	19-Jul-01	29-Nov-05	08-Aug-05	20-Jun-01	18-Jan-06
i) Equity Shares	823,012	1,500,000	16,800	8,887,934	5,000	22,330,000	9,981,000
ii) Extent of Holding (%)	100.00	100.00	100.00	100.00	100.00	55.35	51.00
Net aggregate amount of profits/(losses) of the subsidiary for the above financial year so far as they concern members of Apollo Hospitals Enterprise Limited							
i) Dealt with	NA	NA	NA	NA	NA	NA	NA
ii) Not Dealth with	1,326,047	2,810,939	4,464,285	(25,065,246)	-	(103,097,056)	-
Net aggregate amount of profits/(losses) of the subsidiary for previous financial years as far as it concerns members of Apollo Hospitals Enterprise Limited							
i) Dealt With	NA	NA	NA	NA	NA	NA	NA
ii) Not Dealt With	1,264,779	5,903,168	2,406,562	NA	NA	(55,317,843)	NA

For and on behalf of the Board of Directors

Place: Chennai
Date: 12th June 2006

S K Venkataraman
Chief Financial Officer &
Company Secretary

Dr.Prathap C Reddy
Executive Chairman

Preetha Reddy
Managing Director

Suneeta Reddy
Executive Director - Finance

Disclosure of Information Relating to Subsidiary Companies

(Pursuant to approval by Ministry of Company Affairs Under Section 212 (8) of the Companies Act, 1956 for the year ended 31st March 2006)

(Rs.)

Particulars	UHHCL	AHLL	ABMCL	SHEL	AHUKL	AHIL	ICHRCL
Financial year ended	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06	31-Mar-06
Country of Incorporation	India	India	India	India	UK	India	India
Share Capital	8,230,120	15,000,000	16,800,000	88,879,340	£5000 (INR390,000)	403,459,690	195,700,000
Share Application Money	-	-	-	149,500,000	-	-	-
Reserves	5,721,025	-	179,000	-	-	89,999,995	398,000,000
Loan Funds	269,418,901	45,412,622	23,301,108	-	-	780,836,065	271,343,805
Current Liabilities & Provisions	2,812,266	30,273059	542,650	11,272,757	-	152,645,242	32,654,654
Deferred Tax Liability	176,351	-	194,418	24,467,054	-	-	-
Total Liabilites	**286,358,663**	**90,685,681**	**41,017,176**	**274,119,151**	-	**1,426,940,992**	**897,698,459**
Net Fixed Assets	841,687	3,535,287	31,132,424	177,319,215	-	1,126,514,837	201,009,965
Capital work in progress	-	-	-	-	-	6,590,611	475,844,107
Net Intangible Assets	-	24,094,976	-	-	-	-	-
Investments	92,187,951	2,500,000	-	-	-	-	-
Current Assets, Loans & Advances	193,329,025	40,845,936	3,095,886	23,590,634	£5000 (INR390,000)	57,446,044	172,920,974
Debit Balance in Profit & Loss A/c.	-	19,709,482	6,788,866	73,032,102	-	158,414,900	47,923,413
Deferred Tax Asset	-	-	-		-	77,873,200	
Miscellaneous Expenditure	-	-	-	177,200	-	101,400	
Total Assets	**286,358,663**	**90,685,681**	**41,017,176**	**274,119,151**	-	**1,426,940,992**	**897,698,459**
Revenue / Income	6,429,221	56,454,597	7,345,662	44,131,723	-	212,912,294	-
Profit / (Loss) before Taxation	**2,097,967**	**3,613,228**	**6,023,504**	**(15,912,463)**	-	**(150,880,858)**	-
Deferred Tax Asset					-	50,078,918	
Provision for Taxation - Current	715,856	223,708	510,000	-	-	1,767,636	-
- Deferred	12,528	-	1,049,219	9,099,385	-	-	-
Fringe Benefit Tax	43,536	578,581	-	53,398	-	527,480	-
Profit / (Loss) After Taxation	**1,326,047**	**2,810,939**	**4,464,285**	**(25,065,246)**	-	**(103,097,056)**	-
Proposed Dividend	-	-	-	-	-	-	
Details of Investments							
Quoted - Non Trade - Current	665,850	-	-		-	-	-
Quoted - Non Trade - Long Term	83,386,101	-	-		-	-	-
Unquoted - Subsidiaries	-	-	-		-	-	-
Unquoted Non Trade Others	8,136,000	2,500,000	-		-	-	-
Total Investments	**92,187,951**	**2,500,000**	-		-	-	-

Legend:

UHHCL: Unique Home Health Care Ltd

AHLL: Apollo Health & Lifestyle Ltd

ABMCL: AB Medical Centres Ltd

SHEL: Samudra Healthcare Enterprises Ltd

AHUKL: Apollo Hospital (UK) Ltd

AHIL: Apollo Hospitals International Ltd

ICHRCL: Imperial Cancer Hospitals & Research Centre Ltd

FOR THE KIND ATTENTION OF SHAREHOLDERS

a. Shareholders / Proxy holders attending the meeting should bring the Attendance slip to the meeting and hand over the same at the entrance duly signed.

b. Shareholders / Proxy holders attending the meeting are requested to bring the copy of the Annual Report for reference at the meeting.

Apollo Hospital (UK) Limited

Ground Floor, 150 Strand, LONDON WC2R 1JA

Balance Sheet as at 31st March, 2006

Particulars	INR	Amount GBP
A. Liabilities		
Share Capital	390,000	5,000
Total	**390,000**	**5,000**
B. Assets		
Current Assets Cash & Bank Balance	390,000	5,000
Total	**390,000**	**5,000**

Note:
No Profit & Loss Account has been prepared as the Company is yet to commence its operations.

Smt. Preetha Reddy
Smt. Suneeta Reddy
Smt. Shobana Kamineni
Directors

Place : Chennai
Date : 27th April, 2006

NOTES

NOTES

Apollo Hospitals

GROUP

touching lives

Visit us at www.apollohospitals.com